                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            THIRD AMENDED FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                               PALWEB CORPORATION
                 (Name of small business issuer in its charter)



                 DELAWARE                                75-1984048
------------------------------------------      -----------------------------
      (State of other jurisdiction of                 (I.R.S. Employer
      incorporation or organization)                 Identification No.)


         1607 WEST COMMERCE STREET                   DALLAS, TEXAS 75208
------------------------------------------      -----------------------------
 (Address of principal executive offices)        (City, State, and Zip Code)



                                 (214) 698-8330
                          -----------------------------
                           (Issuer's telephone number)


Securities to be registered under Section 12(b) of the Act:

        Title of each class                      Name of each exchange on which
        to be so registered                      each class is to be registered


              NONE                                            NONE
    --------------------------                      --------------------------

Securities to be registered under Section 12(g) of the Act:


                          COMMON STOCK, $0.10 PAR VALUE
                          -----------------------------
                                (Title of class)

                                           PALWEB CORPORATION

                                       THIRD AMENDED FORM 10-SB

                                                INDEX

                                                                                               Page

PART I

         Item 1.  Description of Business.........................................................3

         Item 2.  Management's Discussion and Analysis or Plan of Operation......................16

         Item 3.  Description of Property........................................................22

         Item 4.  Security Ownership of Certain Beneficial Owners and Management.................23

         Item 5.  Directors, Executive Officers, Promoters and Control Persons...................24

         Item 6.  Executive Compensation.........................................................26

         Item 7.  Certain Relationships and Related Transactions.................................27

         Item 8.  Description of Securities......................................................27

PART II

         Item 1.  Market for Common Equity and Related Stockholder Matters.......................29

         Item 2.  Legal Proceedings..............................................................30

         Item 3.  Changes in and Disagreements With Accountants on Accounting
                           and Financial Disclosure..............................................31

         Item 4.  Recent Sales of Unregistered Securities........................................31

         Item 5.  Indemnification of Directors and Officers......................................35

PART F/S.........................................................................................36

PART III

         Item 1.  Index to Exhibits..............................................................36


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                             INFORMATION REQUIRED IN
                             REGISTRATION STATEMENT

PART I.

ITEM 1. DESCRIPTION OF BUSINESS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

         This registration statement on Form 10-SB contains "forward-looking" statements regarding potential future events and developments affecting the business of PalWeb Corporation, a Delaware corporation ("PalWeb"). Such statements relate to, among other things: future operations of PalWeb, the development of distribution channels and product sales and the introduction of new products into the market. Forward-looking statements may be indicated by the words "expects," "estimates," "anticipates," "intends," "predicts," "believes" or other similar expressions. Forward-looking statements appear in a number of places in this Form 10-SB and may address the intent, belief or current expectations of PalWeb and its Board of Directors and management with respect to PalWeb and its business. The forward-looking statements are subject to various risks and uncertainties described in this registration statement. For these reasons, PalWeb's actual results may vary materially from the forward-looking statements.

RISK FACTORS

PALWEB IS A DEVELOPMENT STAGE COMPANY AND MAY NOT ACHIEVE PROFITABILITY.

         PalWeb was incorporated on February 24, 1969. From April 1993 to December 1997, PalWeb was primarily engaged in various businesses, including the business of exploration, production, and development of oil and gas properties in the continental United States and the operation of related service business. In January 1998, PalWeb spun off its oil and gas activities and acquired all of the issued and outstanding stock of Plastic Pallet Production, Inc. and its principal business changed to selling plastic pallets and plastic injection molding machines. As of April 31, 2000, PalWeb was using a prototype plastic injection molding machine to produce plastic pallets. PalWeb is still in the process of building a fully operational plastic injection molding machine. PalWeb is in the development stage, it has incurred significant losses from operations and there is no assurance that it will achieve profitability or obtain funds to finance continued operations.

PALWEB HAS LIMITED EXPERIENCE IN MANUFACTURING AND MARKETING.

         PalWeb's business strategy relies primarily on its success in manufacturing and marketing, an area in which PalWeb has limited experience. The success of its business strategy should be considered in light of the risks, expenses and difficulties frequently encountered in entering into industries characterized by intense competition. There can be no assurance that PalWeb will be able to manufacture or market its products or proposed products, maintain or expand its market share or achieve commercial revenues from its products or proposed products in the future. In addition, certain aspects of PalWeb's business strategy can only be implemented if PalWeb successfully secures additional capital. Some of the foregoing factors are not within PalWeb's control, and there can be no assurance that PalWeb will be able to implement its business strategy, or that PalWeb's business strategy will result in profitability.

PALWEB'S BUSINESS COULD BE AFFECTED BY CHANGES IN AVAILABILITY OF RAW
MATERIALS.

         PalWeb uses a proprietary mix of raw materials to produce its plastic pallets. Such raw materials are generally readily available and some may be obtained from recycled plastic containers. At the present time, these materials are being purchased from local suppliers. The availability of PalWeb's raw materials could change at any time for various reasons. For example, the market demand for PalWeb's raw materials could suddenly increase or the rate at which plastic materials are recycled could decrease, affecting both availability and price. Additionally, the laws and regulations governing the production of plastics and the recycling of plastic containers could change and, as a result, affect the supply of PalWeb's raw materials. Any interruption in the supply of raw materials or components could have a material adverse effect on PalWeb. Furthermore, certain potential alternative suppliers may have pre-existing exclusive relationships with competitors of PalWeb and others that may preclude PalWeb from obtaining its raw materials from such suppliers.

THE MARKET MAY NOT ACCEPT PALWEB'S PRODUCTS.

         Any unexpected developmental, regulatory or manufacturing problems could delay the commercialization of PalWeb's proposed products and may have a material adverse effect on PalWeb and its prospects. In addition, the market acceptance of any of PalWeb's plastic pallets will be substantially dependent on the ability of PalWeb to demonstrate to the business community the capabilities and benefits of PalWeb's plastic pallets as well as to sell commercial quantities of the plastic pallets at acceptable prices. There can be no assurance that PalWeb will be able to gain market acceptance for its plastic pallets.

PALWEB MAY NOT BE ABLE TO SECURE ADDITIONAL FINANCING NECESSARY TO SUSTAIN AND GROW ITS OPERATIONS.

         PalWeb's financial statements have been qualified on a going concern basis principally due to lack of long term financing to achieve its goal of producing and marketing plastic pallets to compete with wood pallets. PalWeb has funded its operations to date primarily through equity and debt financings. PalWeb may need additional debt or capital in order to begin generating a sufficient cash flow to sustain operations for the foreseeable future. PalWeb will need to raise substantial additional funds to continue to fund operating expenses or its expansion strategy. There can be no assurance that additional financing will be available, or, if available, that such financing will be on terms favorable to PalWeb. Failure to obtain such additional financing would have a material adverse effect on PalWeb.

PALWEB'S BUSINESS COULD BE AFFECTED BY COMPETITION AND RAPID TECHNOLOGICAL
CHANGE.

         PalWeb currently faces competition from many companies that produce wooden pallets at prices that are substantially lower than PalWeb anticipates its plastic pallets will be priced. It is anticipated that the plastic pallet industry will be subject to intense competition and rapid technological change. PalWeb could potentially face competition from recycling and plastics companies, many of which have substantially greater financial and other resources than PalWeb and, therefore, are able to spend more than PalWeb in areas such as product development, manufacturing and marketing. Although a company with greater resources will not necessarily be able to bring a new product to market before its smaller competitors, substantial resources enable a company to support many new products simultaneously, thereby improving the likelihood of at least some of its new products being among the first to make it to market. PalWeb's revenues and profitability could be adversely affected by technological change. Competitors may develop products that render PalWeb's products or proposed products uneconomical or result in products being commercialized that may be superior to PalWeb's products. In addition, alternatives to plastic pallets could be developed, which would have a material adverse effect on PalWeb.

PALWEB MAY NOT BE ABLE TO EFFECTIVELY PROTECT ITS PATENTS AND PROPRIETARY
RIGHTS.

         PalWeb relies on a combination of patents and trade secrets to protect its proprietary technology, rights and know-how. There can be no assurance that such patent rights will not be infringed upon, that PalWeb's trade secrets will not otherwise become known to or independently developed by competitors, that non-disclosure agreements will not be breached, or that PalWeb would have adequate remedies for any such infringement or breach. Litigation may be necessary to enforce proprietary rights of PalWeb or to defend PalWeb against third-party claims of infringement. Such litigation could result in substantial cost to, and a diversion of effort by, PalWeb and its management and may have a material adverse effect on PalWeb. PalWeb's success and potential competitive advantage is dependent upon its ability to exploit the technology under these patents. There can be no assurance that PalWeb will be able to exploit the technology covered by these patents or that it will be able to do so exclusively. PalWeb currently has certain patent applications pending. There can be no assurance that patent applications will result in patents being issued, or that, if issued, the patents will afford protection against competitors with similar technology.

         Although PalWeb is not aware of any claim against it for infringement, there can be no assurances that parties will not bring claims against PalWeb for infringement in the future. PalWeb's ability to commercialize its products and proposed products depends, in part, on its ability to avoid claims for infringement brought by other parties. Laws regarding the enforceability of intellectual property vary from jurisdiction to jurisdiction. There can be no assurance that intellectual property issues will be uniformly resolved, or that local laws will provide PalWeb with consistent rights and benefits. In addition, there can be no assurance that

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competitors will not be issued patents that may prevent the manufacturing or marketing of PalWeb's products or proposed products.

PALWEB'S BUSINESS COULD BE AFFECTED BY NEW LEGISLATION REGARDING ENVIRONMENTAL MATTERS.

         The business operations of PalWeb and the ownership and operations of real property by PalWeb are subject to extensive and changing federal, state and local environmental laws and regulations pertaining to the discharge of materials into the environment, the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to the protection of the environment. As is the case with manufacturers in general, if a release of hazardous substances occurs on or from PalWeb's properties or any associated off-site disposal location, or if contamination from prior activities is discovered at any of PalWeb's properties, PalWeb may be held liable. No assurances can be given that additional environmental issues will not require future expenditures.

         Both the plastics industry, in general, and PalWeb are subject to existing and potential federal, state, local and foreign legislation designed to reduce solid wastes by requiring, among other things, plastics to be degradable in landfills, minimum levels of recycled content, various recycling requirements, disposal fees and limits on the use of plastic products. In addition, various consumer and special interest groups have lobbied from time to time for the implementation of these and other such similar measures. Although PalWeb believes that the legislation promulgated to date and such initiatives to date have not had a material adverse effect on PalWeb, there can be no assurance that any such future legislative or regulatory efforts or future initiatives would not have a material adverse effect on PalWeb.

PALWEB'S BUSINESS WILL BE SUBJECT TO POTENTIAL PRODUCT LIABILITY CLAIMS.

         The testing, manufacturing and marketing of PalWeb's products and proposed products involve the inherent risks of product liability claims or similar legal theories against PalWeb, some of which may cause PalWeb to incur significant defense costs. Although PalWeb currently maintains product liability insurance coverage that it believes is adequate, there can be no assurance that the coverage limits of its insurance are adequate or that all such claims will be covered by insurance. In addition, these policies generally must be renewed every year. While PalWeb has been able to obtain product liability insurance in the past, there can be no assurance it will be able to obtain insurance in the future on its products or proposed products. Product liability insurance varies in cost, is difficult to obtain and may not be available in the future on terms acceptable to PalWeb, if at all. A successful product liability claim or other judgment against PalWeb in excess of its insurance coverage could have a material adverse effect upon PalWeb.

PALWEB CURRENTLY DEPENDS ON CERTAIN KEY PERSONNEL.

         PalWeb is dependent on the experience, abilities and continued services of its current management personnel. In particular, Mr. Kruger, its Chairman of the Board and President, and Ron Hale, Vice President (Engineering), Secretary and Treasurer of PalWeb and the President of PalWeb's wholly owned subsidiary, Plastic Pallet Production, Inc., have played significant roles in the development and management of PalWeb. The loss or reduction of services of Mr. Kruger, Mr. Hale or any other key employee could have a material adverse effect on PalWeb. There is no assurance that additional managerial assistance will not be required. PalWeb's future success depends in large part upon its ability to attract and retain highly qualified personnel. PalWeb faces competition for such personnel from other companies and organizations, many of which have significantly greater resources than PalWeb. There can be no assurance that PalWeb will be able to attract and retain the necessary personnel on acceptable terms or at all.

PALWEB'S STOCK TRADES IN A LIMITED PUBLIC MARKET, IS SUBJECT TO PRICE VOLATILITY AND THERE CAN BE NO ASSURANCE THAT AN ACTIVE TRADING MARKET WILL BE SUSTAINED.

         There has been a limited public trading market for PalWeb's Common Stock and there can be no assurance that an active trading market will be sustained. There can be no assurance that the Common Stock will trade at or above any particular price in the public market, if at all. The trading price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results or even mild expressions of interest on a given day. Accordingly, the Common Stock should be expected to experience substantial price changes in short periods of time. Even if PalWeb is performing according to its plan and there is no legitimate company-specific financial basis for this volatility, it must still be expected that substantial percentage price swings will occur in PalWeb's securities for the foreseeable future.

CERTAIN RESTRICTED SHARES OF PALWEB WILL BE ELIGIBLE FOR SALE IN THE FUTURE AND COULD AFFECT THE PREVAILING MARKET PRICE OF PALWEB'S COMMON STOCK.

         Certain of the outstanding shares of Common Stock are "restricted securities" under Rule 144 of the Securities Act, and (except for shares purchased by "affiliates" of PalWeb as such term is defined in Rule 144) would be eligible for sale as the applicable holding periods expire. In the future, these shares may be sold only pursuant to a registration statement under the Securities Act or an applicable exemption, including pursuant to Rule 144. Under Rule 144, a person who has owned Common Stock for at least one year may, under certain circumstances, sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. In addition, a person who is not deemed to have been an affiliate of PalWeb at any time during the three months preceding a sale, and who has beneficially owned the restricted securities for the last two years is entitled to sell all such shares without regard to the volume limitations, current public information requirements, manner of sale provisions and notice requirements. Sales or the expectation of sales of a substantial number of shares of Common Stock in the public market by selling stockholders could adversely affect the prevailing market price of the Common Stock, possibly having a depressive

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effect on any trading market for the Common Stock, and may impair PalWeb's ability to raise capital at that time through additional sale of its equity securities.

PALWEB DOES NOT EXPECT TO DECLARE OR PAY ANY DIVIDENDS IN THE FORESEEABLE
FUTURE.

         PalWeb has not declared or paid any dividends on its Common Stock. PalWeb currently intends to retain future earnings to fund the development and growth of its businesses, to repay indebtedness and for general corporate purposes, and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

PALWEB'S COMMON STOCK MAY BE SUBJECT TO SECONDARY TRADING RESTRICTIONS RELATED TO PENNY STOCKS.

         Certain transactions involving the purchase or sale of Common Stock of PalWeb may be affected by a Securities and Exchange Commission rule for "penny stocks" that imposes additional sales practice burdens and requirements upon broker-dealers that purchase or sell such securities. For transactions covered by this penny stock rule, broker-dealers must make certain disclosures to purchasers prior to the purchase or sale. Consequently, the penny stock rule may impede the ability of broker-dealers to purchase or sell PalWeb's securities for their customers and the ability of persons now owning or subsequently acquiring PalWeb's securities to resell such securities.

HISTORY

         PalWeb Corporation is a Delaware corporation that was incorporated on February 24, 1969 under the name Permaspray Manufacturing Corporation. It changed its name to Browning Enterprises Inc. in April of 1982, to Cabec Energy Corp. in June of 1993 and became PalWeb Corporation in April of 1999.

         From April 1993 to December 1997 PalWeb was engaged in various businesses, including the business of exploration, production and development of oil and gas properties in the continental United States and the operation of related service businesses. In December 1997, PalWeb acquired all of the issued and outstanding stock of Plastic Pallet Production, Inc. or "PPP," a Texas corporation, in exchange for a majority of the issued and outstanding stock of PalWeb. Pursuant to the terms of the reverse acquisition contract, all of the assets, contract rights and liabilities of PalWeb that related in any way to the oil and gas business were transferred to The Union Group, Inc., a Nevada corporation (the "Union Group"). In November 1998, PalWeb distributed all of the issued and outstanding stock of the Union Group to its stockholders (other than the former shareholders of Plastic Pallet Production, Inc.).

         Since the acquisition of all of the issued and outstanding stock of Plastic Pallet Production, Inc., PalWeb's primary business is (i) manufacturing and selling plastic pallets, and (ii) the custom design, manufacture and sale of large plastic injection molding machines and

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systems. PalWeb is currently a development stage company. As of April 31,
2000, PalWeb has not sold any plastic injection molding machines and sales of plastic pallets have been limited.

         Michael John served as Chairman of the Board and President of PPP prior to its acquisition by PalWeb in December 1997. In October 1998, PPP entered into an agreement for sale of a plastic injection molding machine with Pace Plastic Pallets, Inc. ("Pace") that was intended to provide for the sale of specified machinery to Pace to permit Pace to manufacture pallets for sale to PPP for further distribution by PPP under patent licenses granted by PPP to Pace. In exchange for Pace's agreement to purchase the machinery and make an earnest money deposit of $300,000, 10 million shares of PalWeb were transferred to Pace. At the time of this transaction, Pace was principally owned by Paul Kruger. The terms of this transaction were entered into on an arm's length negotiated basis.

         PPP encountered difficulties in connection with the manufacturing of the machinery required by this agreement due to the absence of available funding and other reasons. As a result, in January 1999, PalWeb and PPP entered into a consulting agreement with PaceCo Financial Services, Inc. ("PFS"), an entity owned by Mr. Kruger, to engage PFS to provide comprehensive management assistance to PPP in exchange for the issuance of 41 million shares of PalWeb Common Stock.

         On July 9, 1999, Paul Kruger became Chairman of PalWeb and Michael John resigned as Chairman and as an Executive Officer. Subsequent to that date, Mr. Kruger has been actively involved in the day to day management of PalWeb and PPP in order to further its business plan. Mr. Kruger or his affiliated entities have provided in excess of $1,500,000 in funding for the operation of PalWeb in the form of cash advances or consulting services and have been issued an additional 15,375,000 shares of common stock.

         Subsequent to becoming more active in management, Mr. Kruger discovered various transactions and agreements that had been entered into by prior management that were detrimental to PalWeb. One of these involved the issuance of 41,443,308 shares of PalWeb Common Stock to Wolfgang Ullrich and Rosarin Chaisayan in January 1998 for consideration that was never received. In January 1999, PalWeb initiated an action against these parties in the District Court of Dallas County, Texas, seeking a judgment for monetary damages and cancellation of the shares issued to them. On September 16, 1999, PalWeb was granted a default judgment awarding damages in the amount of $20 million and ordering the return and cancellation of the stock certificates for the 41,443,308 shares issued as well as awarding attorney's fees. Such shares have been canceled on PalWeb's books.

         In another action in the District Court of Dallas County, Texas, PalWeb and PPP obtained a default judgment against affiliated entities of Wolfgang Ullrich named Chartex AG and New Inter HKB, AG ("NIH") on March 17, 2000. Chartex AG was issued 6 million shares of common stock in PalWeb as additional consideration for an alleged $1.35 million loan made to PPP by Chartex. In addition, PPP had an obligation of $1.6 million to NIH and had issued


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7,413,384 shares to NIH in PalWeb. As a result of the relationship between
Ullrich and Chartex AG and NIH, the Court ordered that PPP could offset $1.6 million owed to NIH against the $20 million judgment against Ullrich and also ordered that defendants Chartex AG and NIH return to PalWeb a total of 13,413,384 shares of PalWeb common stock and ordered that PPP's liability to Chartex in the amount of $1.35 million secured by a mortgage be canceled. These shares have been reflected as canceled on the Company's records as of March 31, 2000. PalWeb does not expect that any of the money damages will be recovered.

         The current management of PalWeb is reviewing and will continue to review other past transactions involving PalWeb to determine if any corrective actions need to be taken for the benefit of PalWeb's shareholders.

CURRENT BUSINESS

         PalWeb's principal subsidiary, Plastic Pallet Production, Inc. or "PPP", is the entity through which PalWeb conducts its business of selling plastic pallets and plastic injection molding machines. PPP holds several patents for the original design of various types of plastic pallets, and has recently received approval for a patent relating to the original design of a materials handling plastic pallet in April 2000.

         PalWeb's plastic pallets are much more durable and sanitary than traditional wood pallets. PalWeb's new plastic pallet design has been subjected to standard industry tests known as ASTM (American Society for Testing and Materials) Standard D 1185-98a (a strength test) and D 4728-91 (a vibration test), which were conducted by Container Technologies Laboratory, Inc., Lenexa, Kansas, an independent testing facility. Container Technologies Laboratory, Inc. certified PalWeb's plastic pallet as having passed the above referenced tests. The testing procedures found the pallet to be stronger and more versatile than the typical hardwood pallet.

         PPP has fabricated an operational prototype plastic injection molding system. PPP is currently producing pallets with its prototype equipment at the rate of approximately 500 pallets per month. It is anticipated that production will increase to approximately 4,000 pallets within the first fiscal quarter of 2000. 4,000 pallets per month is the maximum capacity of PPP's research/prototype plastic injection molding system.

         PalWeb is currently exploring methods to raise funds through various means including, but not limited to, the private placement of equity securities. PalWeb plans to use future funding to fabricate a plastic injection molding system comprised of multiple plastic injection molding machines with integrated material feed lines. If successful, the addition of these machines will permit PalWeb to expand its production of pallets. Should PalWeb successfully increase its production levels, it will need to employ additional production and supervisory employees.

         In the past two years, approximately $2 million has been spent on the development of PalWeb's business by designing plastic pallets and building prototypes of the plastic injection


                                      10

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molding machines that will be manufactured by PalWeb for its own use in manufacturing plastic pallets and for resale to industrial users of plastic injection molding systems.

         Carving a niche in an industry as competitive as the pallet business will require more than just capital and equipment. PalWeb's future success will depend in large part on the strategic planning of its management. PalWeb has received very strong indications of interest from a number of extremely large users of pallets now that the material handling pallet has been successfully tested under applicable industry standards. This has substantially increased the level of interest and has greatly increased the viability of PalWeb's pallet being a large volume seller. However, there is no assurance that PalWeb or PPP will be successful in marketing the pallets commercially.

         The principal raw materials used in manufacturing PalWeb's plastic pallets are in abundant supply, and some of these materials may be obtained from recycled plastic containers. At the present time, these materials are being purchased from local suppliers and the supply is readily available.

PALLET INDUSTRY

         According to the U. S. Forest Service, as printed in the National Wooden Pallet and Container Association publication, approximately 400 million new wood pallets are purchased in the United States each year, and some research sources estimate that even more than 400 million new pallets are purchased each year. At an overall average selling price of $9/pallet, the pallet manufacturing and sales business is approximately a $4 billion industry. It is estimated that the United States wood pallet industry is served by approximately 3,600 companies, most of which are small, privately held firms that operate in only one location. The industry is generally comprised of companies that manufacture new pallets or repair and recycle pallets. New pallet manufacturing generates about 60%-65% of the industry's revenues. The U.S. Forest Service estimates that approximately 1.9 billion wood pallets are in circulation in the United States today and that roughly 400 million of the wood pallets currently in circulation were newly manufactured. On an annual basis, approximately 175 million wood pallets are recycled through a process of retrieval, repair, re-manufacturing and secondary marketing, approximately 225 million are sent to landfills, and approximately 100 million are burned, lost, abandoned or leave the country.

         The pallet industry has experienced significant change and growth during the past several years. These changes are partly due to the focus of large and small businesses on improving the logistical efficiency of their manufacturing and distribution systems, including the use of just-in-time procurement, manufacturing and distribution systems. With the adoption of these systems, expedited product movement has become increasingly important and the demand has increased for a high-quality source of pallets distributed through an efficient, more sophisticated system. The June 1996 issue of Modern Material Handling states that product damage resulting from faulty wood pallets is between $1 - $2 billion annually. This damage is caused by pallets breaking under load, splinters and nails from the pallets, worker injury and other causes. In


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addition, environmental concerns (plastic is recyclable) and product sanitation concerns (plastic pallets can be sanitized, wood pallets cannot) have created a strong potential demand for cost-effective plastic pallets.

         Pallets are used in virtually all United States industries in which products are broadly distributed, including, but not limited to, the automotive, chemical, consumer products, grocery, produce and food production, paper and forest products, retailing and steel and metals industries. Forklifts, pallet trucks and pallet jacks are used to move loaded pallets, reducing the need for costly hand loading and unloading at distribution centers and warehouses.

         Pallets come in a wide range of shapes and sizes. However, the grocery industry, which accounts for about one-third of the demand for new pallets, uses a standard 40 inch by 48 inch pallet and this has become the standard pallet size in most industries in the United States. Some industries, however, have developed specialized pallet sizes. PalWeb's pallet is 40 inches by 48 inches in size.

         Block edge, rackable pallets are heavy duty pallets with 9 blocks between the pallet decks, to allow true four-way entry by forklifts, pallet trucks and pallet jacks. Block edge, rackable pallets are often used to transport goods from manufacturers to distribution centers.

         Nestable pallets have "feet" on them so that they can be easily stacked. Nestable pallets are often used to transport goods between distribution centers and retail stores.

         Until very recently, plastic pallets had not penetrated the market significantly, due in part to their cost. Heavy duty plastic pallets cost $46-$100, heavy duty wood pallets typically cost approximately $26, and less sturdy wood pallets typically cost $8-$11. As stated in an article in the July 1996 issue of Material Handling Engineering, wood pallets have an estimated useful life of 7-10 trips before repair or recycling is required. A trip, or cycle, is defined as the movement of a pallet under a load from a manufacturer to a distributor (or from a distributor to a retailer) and the movement of the empty pallet back to the manufacturer. Heavy duty plastic pallets, as currently manufactured, have a useful life of 60 or more trips, on average.

         The trend that appears to be emerging is a switch from wood to plastic, with the only limiting factor being price. Therefore, PalWeb will target both wood and plastic pallet users during its market introduction phase.

         PalWeb intends to stay on the "cutting edge" of the market by constantly conducting research on pallet design, plastic injection molding system design and the materials used to make the plastic pallets.

EMPLOYEES


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         PalWeb through PPP leases its employees from Accord Human Resources,
Inc., an independent employee leasing company, including PalWeb's Vice President in charge of Engineering & Design, Ronald G. Hale, who is also the President of PPP. PalWeb decided to lease its employees because, considering the small number of employees currently required by PalWeb's level of operations, it is more cost effective than hiring its own employees. PalWeb's management has determined that leasing the present number of employees saves approximately $1,500 per month. The cost of leasing the employees from Accord Human Resources, Inc., over and above the actual cost of payroll, is approximately 2.0% of payroll, which is approximately $500 per month. If PalWeb decided to hire its own employees, it would also need to hire a full-time human resource employee, which would cost approximately $2,000 per month. After management made this determination, PalWeb's former President, Michael John, negotiated the Employee Lease Agreement with Accord Human Resources, Inc. and executed such Agreement on behalf of PPP.

         When PalWeb increases production levels to 4,000 pallets per month, it will need to employ a total of eleven to thirteen production employees and three to four supervisory/staff employees. Should PalWeb successfully increase its production levels to 50,000 pallets per month, it will need to employ a total of twenty to thirty production employees and five to seven supervisory/staff employees. If PalWeb successfully increases its production levels to 100,000 pallets per month, it will need to employ a total of thirty-five to forty production employees and ten to fifteen supervisory/staff employees.

MARKETING

         PPP plans to distribute its pallets and its plastic injection molding systems through a combination of a network of independent contractor distributors and sales by PalWeb officers and employees. PalWeb believes that PPP's patents on its plastic pallet designs and its plastic injection molding machines, along with appropriate pricing of its products, should give PalWeb a sales advantage with respect to its competition. PalWeb hopes to gain product acceptance by marketing the concept that the widespread use of plastic pallets could greatly reduce the destruction of trees on a worldwide basis.

         In March 1998, prior management of PalWeb entered into an alleged agreement with Vimonta AG, a Swiss based company ("Vimonta"), purporting to grant Vimonta the exclusive right to use PalWeb's technology in Europe, Russia and Asia. At or around the same time, PalWeb entered into a separate agreement with a shareholder of Vimonta, Margarete Jung, pursuant to which PalWeb issued 15 million of its shares of Common Stock and received in exchange a 20% interest in Vimonta. As of April 30, 2000 existing management had met with the Vimonta representatives on two occasions and has requested financial information on Vimonta, and copies of all documents which Vimonta alleges comprise the agreement between PalWeb and Vimonta. When the documents comprising the agreement are received, PalWeb will consider what obligations, if any, PalWeb has to Vimonta. PalWeb considers the European market to be a significant market for plastic pallets due to the regulations proposed by the European economic community to require use of plastic pallets in such market.

PATENTS

         PPP currently holds the following patents:

         1.      Interlocking Modular Pallet Application and Method of
                 Construction
                 Application No. 08/779,372
                 Filing Date: November 26, 1996
                 U.S. Patent No. 5,860,369 issued on January 19, 1999 Expiration Date: January 18, 2016

         2.      Modular Pallet with Interlocking Apparatus
                 Application No. 08/795,856
                 Filing Date: February 6, 1997
                 U.S. Patent No. 5,887,529 issued on March 30, 1999 Expiration Date: March 29, 2016

         3. Vertical Interlocking Modular Pallet Application and Method of Construction
                 Application No. 08/796,571
                 Filing Date: February 6, 1997
                 U.S. Patent No. 5,809,905 issued on September 22, 1998 Expiration Date: September 21, 2015

         PalWeb is currently in the process of securing a patent on its new materials handling pallet. The application for the patent on this materials handling pallet was filed on October 19, 1999 under application No. 09/421,766 and was allowed and granted in April 2000 but has not been finalized.

         PPP also has a patent pending on a new concept in the construction of functional, operational plastic injection molding machines. These machines are approximately 20% to 30% of the length of a traditional style plastic injection molding machine, use approximately one-third of the electricity used by a traditional style machine, use approximately 10% of the oil (circulated) used by a traditional style machine, and can be profitably sold to the end user at a cost that is substantially less than the cost of a traditional style machine. However, it must be noted that there is no assurance that PalWeb will be able to sell any of the newly designed plastic injection molding machines. Under United States patent law, patents that are approved are valid for 17 years from the date of issuance unless they are amended and extended.

         PPP's pallets and plastic injection molding machines have a broad spectrum of possible applications. As a result, it is not foreseen that sales will be dependent on one or a few major customers.

ACQUISITION OF PACECO FINANCIAL

         On January 21, 2000, PalWeb entered into an agreement to acquire PaceCo Financial Services, Inc. ("PFS") by means of a merger of PFS's parent company, Pace Holding, Inc., into a wholly owned subsidiary of PalWeb, PP Financial, Inc. This acquisition was consummated on April 3, 2000. In the acquisition, PalWeb issued 50 million shares of its common stock in exchange for all the outstanding stock of Pace Holding and PFS became an indirect wholly owned subsidiary of PalWeb. All of the outstanding stock of Pace Holding was owned by Paul Kruger, the Chairman and Chief Executive Officer of PalWeb. PFS, in addition to its other assets, owned 43.5 million shares of PalWeb common stock, which by virtue of the acquisition, are treated as treasury stock on PalWeb's records and, accordingly, the acquisition resulted in the issuance of an additional 6.5 million shares of PalWeb common stock.

         PFS has been in business since 1952 and is engaged in the business of making consumer and small business loans primarily in Oklahoma and is regulated as an "investment certificate issuer" by the Oklahoma Securities Department. For its last fiscal year ended September 30, 1999, PFS had revenues of $790,000, net loss of $2,400,000 and total assets and stockholder's deficiency of $6,700,000 and $1,700,000, respectively. For the six months ended March 31, 1999, PFS had revenues of $300,000, net loss of $850,000 and at such date had total assets of $6,100,000 and stockholder's deficiency of $2,600,000.

         PFS expects to enter into an agreement with the Oklahoma Securities Department pursuant to which the status of PFS as an "investment certificates issuer" will be terminated within two years. This agreement will require that during such period PFS find additional sources of funding for its activities other than the sale of investment certificates. At March 31, 1999, PFS had $6,700,000 in investment certificates outstanding.

         PalWeb intends to use PFS as a vehicle to offer financing to buyers of its plastic pallets and injection molding equipment.

SUBSIDIARIES

         PalWeb has six wholly owned subsidiaries and one indirect wholly owned subsidiary. All of the subsidiaries, except PPP and PP Financial, Inc., currently are inactive and have no employees.

The inactive subsidiaries were formed as part of the business planning process so they would be in existence at the time that they become needed. A list of PalWeb's subsidiaries is set forth below:

                          Plastic Pallet Production, Inc., a Texas corporation;

                          Plastic Pallet Support Equipment, Inc., a Texas corporation;

                          Modular Plastic Pallets, Inc., a Texas corporation;

                          PP Financial, Inc., a Texas corporation;

                          PaceCo Financial Services, Inc., a wholly owned subsidiary of PP Financial, Inc.;

                          PP Transport, Inc., a Texas corporation; and

                          PP Systrans, Inc., a Texas corporation.

ITEM. 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

PLAN OF OPERATIONS AND LIQUIDITY

         On November 10, 1999, PalWeb transferred all of its energy services related assets, contract rights and liabilities to the Union Group. Shortly following this transfer, all of the issued and outstanding stock of the Union Group was distributed to the stockholders of PalWeb (other than the former shareholders of PPP) as a dividend. As a result, PalWeb is essentially in the position of being a start-up business by and through its wholly owned subsidiary, PPP. As stated above, PPP is engaged in the design, development and marketing of a new style of plastic pallet that will compete with traditional wood pallets, and the design, development and marketing of a new style of plastic injection molding machine that is smaller and more efficient than a traditional style of plastic injection molding machine.

         PalWeb's financial statements have been qualified on a going concern basis principally due to lack of long term financing to achieve its goal of producing and marketing plastic pallets to compete with wood pallets. During the period from January 1999 to December 1999, the cash needed by PalWeb to fund its operations came from cash advances from Paul A. Kruger and entities affiliated with him, totaling $882,479, and $300,000 received by PPP as a down payment on the sale of a plastic injection molding system to Pace Plastic Pallets, Inc., an Oklahoma corporation ("Pace").

         The total sale price under the terms of the contract between PPP and Pace was $3,408,000. Subsequent to entering into this contract, Pace was dissolved and all of its assets were assigned to Hildalgo Trading Co., L.C., an Oklahoma limited liability company ("Hildalgo"), which is 100% owned by Paul A. Kruger. The agreement for the sale of the plastic injection molding system to Pace by PPP was entered into in October 1998. At such time, neither Paul A. Kruger nor any of his related entities, including Pace, were affiliated with or related to PalWeb or any of its subsidiaries. However, in April 1999, Mr. Kruger, through several of his closely held entities, acquired a significant ownership position in PalWeb's common stock, which caused him to then be classified as a related party with respect to PalWeb. Mr. Kruger became the Chairman of the Board of PalWeb on July 9, 1999 and became President on January 22, 2000. The value of the plastic injection molding system was determined through negotiations between the former President of PalWeb and the management of Pace. No gain has been recognized on the sale of equipment to Pace as the sale has never been consummated due to the fact that PalWeb has not yet begun commercially producing plastic injection molding systems. In January 2000, PalWeb issued 3,000,000 shares to Hildalgo in exchange for Hildalgo's cancellation of the $300,000 of indebtedness related to the down payment on the sale of the plastic injection molding system and the contract between PalWeb and Hildalgo was canceled.

         On December 1, 1999, PalWeb obtained a $500,000 line of credit loan for its operations from Ralph Curton, Jr., an individual that is not an officer or director of PalWeb or otherwise related to PalWeb, but who does own 2.2% of the issued and outstanding shares of common stock of PalWeb. In exchange for the $500,000 line of credit loan, PalWeb issued Mr. Curton a convertible debenture that grants Mr. Curton the right, on or after June 1, 2000, to convert the principal of the convertible debenture into fully paid and non-assessable shares of PalWeb's Common Stock at the rate of one share for each $0.10 of the principal amount that is then due and owing by PalWeb to Mr. Curton at the time of such conversion. The loan interest rate is 8.5% per annum and the maturity date is December 1, 2001. Funds from the credit line were available at the rate of $100,000 per month beginning December 1999.

         The funds made available to PalWeb by means of the line of credit loan from Ralph Curton, Jr. are expected to satisfy the cash requirements for all operations until May 31, 2000. Additionally, the loan proceeds will provide the funds necessary to complete modifications of the existing prototype plastic injection molding system as discussed in the following paragraph, and begin appropriate marketing programs that will lead to the sale of plastic pallets in quantities that are sufficient to provide revenues needed for PalWeb's operations. Once production capacity of 4,000 pallets per month is achieved, it is believed that sales of product will be generating sufficient cash flow to sustain current operations.

         The molds needed for PalWeb to manufacture plastic pallets were completed in October 1999 and necessary fine-tuning modifications to the molds were completed in late December 1999. A new raw material feeding system, known as a hot runner system, is currently being installed on the prototype plastic injection molding system. This will enable the prototype equipment to begin producing plastic pallets at full capacity, approximately 4,000 pallets per month. PalWeb plans to continue to review the performance of the prototype equipment and make any improvements that are possible and economical.

RESULTS OF OPERATIONS

GENERAL

         Sales reflected for all periods presented are occasional sales of prototype plastic pallets of a design that did not meet development standards. Sales represent initial sales of PalWeb's tested product. However, PalWeb has not commenced commercial production of plastic pallets. PalWeb has for the most part completed the development of its plastic pallet that will compete with wood pallets. PalWeb is in the final stages of development of its injection molding system to produce its plastic pallets. PalWeb has obtained short-term financing to meet its working capital needs and is seeking long-term financing to acquire the equipment needed to produce plastic pallets on a large-scale commercial basis.

         The basic development of PalWeb's prototype plastic injection molding system is complete and it is fully functional as of April 30, 2000. However, the injection molding system's full capacity of 4,000 pallets per month will not be reached until the hot runner system is installed and tested. Management anticipates that continued engineering updates and refinements of all plastic injection molding systems will be necessary to maintain high efficiency levels and plans for this to be an ongoing process.

         PalWeb has from time to time engaged the services of professionals to perform various services through the issuance of both Common and Preferred Stock (see Part II, Item 4, Recent Sales of Unregistered Securities). The services paid for in this fashion have primarily included business transaction origination and brokerage services, accounting services unrelated to audits of PalWeb, legal services, and marketing and financing consulting services. PalWeb has been compelled to use both Common and Preferred stock to secure these services due to its limited sources of cash. The consideration was largely based on a negotiated number of shares in relation to the type of service and the nature of the restricted stock rather than specific dollar amounts. Accordingly, management determined that the most reasonable method of valuing the services is the stock value.

         For all periods presented, PalWeb's effective tax rate is 0%. PalWeb has generated net operating losses since inception that would normally reflect a tax benefit in the statement of operations and a deferred asset on the balance sheet. However, because of the current uncertainty as to PalWeb's ability to achieve profitability, a valuation reserve has been established that offsets the amount of any tax benefit available for each period presented in the consolidated statement of operations.

PROSPECTS FOR FUTURE

         Management anticipates that upon completion of all refinements to its prototype equipment, which is in its final stages as of April 2000, operating losses will cease due to the sales revenue that will be generated. As stated above, the United States market for new pallets is, at minimum, approximately 400,000,000 annually. Management's initial sales projections of 4,000 pallets per month, or 48,000 pallets per year, is less than 1/100th of 1% of the total new pallet market, and it appears that the market trend is moving toward the use and purchase of plastic pallets. If PalWeb's sales projections are accurate, management estimates operating losses will cease on or before July 30, 2000. It is anticipated that approximately 4% - 5% of annual gross revenues will be expended for product research, development and marketing.

NINE MONTH PERIOD ENDED FEBRUARY 29, 2000 COMPARED TO THE NINE MONTH PERIOD ENDED FEBRUARY 28, 1999

         General and administrative expenses for the nine months ended February 29, 2000 decreased $2,907,522 over February 28,

1999 primarily due to a lower cost of consulting services. Consulting costs were $1,596,000 for the nine months ended February 29, 2000, which is a decrease of $2,767,000 from the nine months ended February 28, 1999.

         Interest expense declined $61,338 from $199,287 for the nine months ended February 28, 1999 to $137,949 for the nine months ended February 29, 2000. The decrease is attributable to the reduction in notes payable. Management negotiated a settlement of certain delinquent notes payable in the prior period through foreclosure proceedings, cash payments or part cash, part common stock.

         Other income in the nine months ended February 28, 1999 was primarily rental income from leasing a portion of its plant facilities. The plant was sold to a related party in April 1999 and PalWeb leases back only that portion of the facility it utilizes. Because PalWeb holds an option expiring April 2002 to repurchase the property, the transaction was recorded as a financing arrangement wherein the plant remains an asset on the balance sheet until such time as the option expires without being exercised. The significant item in other income in the nine months ended February 29, 2000, is a gain on settlement of outstanding liabilities.

         Principally as a result of the above, PalWeb had a net loss of $2,337,079 for the nine months ended February 29, 2000 compared to $5,152,322 for the nine months ended February 28, 1999, a decrease of $2,815,243.

YEAR ENDED MAY 31, 1999 COMPARED TO THE YEAR ENDED MAY 31, 1998

         Salaries and benefits were $298,414 in 1999 compared to $448,176 in 1998, for a decrease of $149,762. The decrease is principally due to the termination of a marketing person who was employed during 1998. Other general and administrative expenses increased $4,801,226 from $660,383 in 1998 to $5,461,643 in 1999. This increase is primarily due to third-party consulting costs which were $5,013,000 in 1999 and $222,000 in 1998 for an increase of $4,791,000. Consulting costs were payments principally through the issuance of common stock to individuals to assist the company in attaining its goals of product development and the financing to achieve commercial production levels.

         In 1998, the Company incurred a charge to operations to write down certain investments due to impairment for a total of $3,456,231. There was no corresponding charge in 1999.

         Interest expense increased $52,237 from $189,527 in 1998, to $241,744 in 1999. The increase is primarily due to the issuance of long-term notes payable for the acquisition of the plant and other real estate.

         Because of the above, the loss before discontinued operations and extraordinary gain increased $1,223,538 from a loss of $4,807,184 in 1998 to a loss of $6,030,725 in 1999.

         In January 1998, PalWeb acquired PPP in a reverse acquisition whereby the stockholders of PPP gained majority control of PalWeb through the exchange of stock. Under the terms of the reverse acquisition contract, the prior assets of PalWeb, primarily engaged in the business of energy services, were to be spun off to the previous stockholders of PalWeb. PPP was engaged in the development of plastic pallets and plastic injection molding systems and the primary interest in the acquisition was to acquire a shell corporation that was publicly held. However, the energy services were distributed to PalWeb's stockholders, by a distribution of the stock of the Union Group on a pro rata basis, on November 10, 1998. Because the operation of energy services was a different segment from the continuing operations of PalWeb/PPP, the operations of energy services is classified as discontinued operations. The loss for 1998 totaled $849,761 which, included estimated closing costs of $130,688.

         PalWeb was obligated on two promissory notes payable totaling $830,057 as of May 31, 1998. During 1999, PalWeb negotiated settlements on these debts through cash payments, issuance of common stock, and foreclosure resulting in a gain of $68,616. This gain is classified as an extraordinary gain.

         As a result of all of the foregoing, the net loss of $5,969,405 in 1999 was an increase of $312,464 over the net loss of $5,656,945 in 1998.

YEAR ENDED MAY 31,1998 COMPARED TO THE PERIOD FROM INCEPTION (NOVEMBER 20,
1995) TO MAY 31, 1997

         Research and development expenses were $406,943 in 1997 and $0 in 1998. In 1997, PPP engaged a design engineer to design and oversee the development of an injection molding system process including molds to produce plastic pallets. This phase was complete as of May 31, 1997.

         Salaries and benefits in 1998 totaled $448,176, compared to $247,516 in 1997, an increase of $200,660. The increase was primarily attributable to the addition of a marketing person.

         Depreciation expense in 1998 was $157,656, compared to $96,871 in 1997, an increase of $60,785. The expense in 1997 generally reflects a one-half year's depreciation since it is the primary acquisition year.

         Other general and administrative expenses for 1998 and 1997 were $660,383 and $685,695, respectively. The net change was not significant.

         In 1998, PalWeb recognized impairment losses of $3,456,231. Management determined that the molds for the original pallet design were obsolete due to design deficiencies in the product and recognized an impairment charge of $184,982 to operations. In addition, a loss in the amount of $126,249 was recognized to write down a milling machine that was sold in June 1998 to net realizable value. PalWeb also recognized impairment in the amount of $3,145,000 on its investment in 20% of the issued and outstanding stock of Vimonta AG, a Swiss corporation, that is a marketing logistics company. This adjustment was made after current management reviewed this acquisition and determined that Vimonta AG was a startup company with no material assets or tangible net worth. The original valuation of the stock of Vimonta AG, made by PalWeb's prior management at the time of the acquisition, was based on Vimonta's income potential, as perceived by the Board of Directors at that time.

         Primarily because of all of the foregoing factors, loss before discontinued operations increased $3,477,666, from $1,329,518 in 1997 to $4,807,184 in 1998.

ITEM 3. DESCRIPTION OF PROPERTY

         PalWeb, through PPP, currently leases approximately five acres of land in an industrial area of Dallas, Texas that is improved with 119,000 square feet of manufacturing and warehouse space, and approximately 6,500 square feet of office space. This leased space was originally owned by PPP, but was sold to Onward, L.L.C., an entity owned by Paul A. Kruger in April 1999, and the portion of the facility needed for operations was leased back. The lease contains a 3-year option to repurchase the property. For accounting purposes, this property is still treated as being owned by PPP and carried on its books as an asset. This accounting treatment will continue until the option to repurchase is exercised, canceled or expires.

         PalWeb has sufficient office equipment, such as computers, printers, copiers, etc., to operate effectively. Of the eight employees leased from Accord Human Resources, Inc., only Ronald G. Hale, PalWeb's Vice President in charge of Engineering & Design, and a draftsman employed by PPP, have need of typical office equipment. PalWeb has six computer stations, five printers, and two copy machines in good working order.

         The warehouse/manufacturing facility is sufficiently equipped and designed to accommodate the manufacturing of plastic pallets and plastic injection molding systems. The ceilings are very high, which will allow for the use of cranes, if needed. The warehouse currently has four heavy duty cranes installed above the work areas, and is situated on an operational railroad spur. Further, the warehouse has three-phase (heavy-duty), 240 volt electrical wiring.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the shares of Common Stock and the shares of original issue Preferred Stock beneficially owned as of April 5, 2000, by (i) each person known by PalWeb to beneficially own five percent (5%) or more of the outstanding Common Stock or Preferred Stock, (ii) each current director and executive officer and (iii) all current directors and executive officers as a group. The original issue Preferred Stock is considered the equivalent of Common Stock, since it is voting and convertible into Common Stock on a share for share basis. As of April 5, 2000, PalWeb had 205,456,628 shares of Common Stock and 2,885,000 of Preferred Stock outstanding.


                                                                         SHARES
                                                                      BENEFICIALLY            PERCENT
                            NAME                                         OWNED                OWNED(1)
                            ----                                      ------------            --------

Paul A. Kruger, Chairman of the Board and President
 .................................................                     78,102,778(2)              37.49%

Lyle W. Miller, Director and Vice President (Marketing)
 .................................................                        7,500,000                3.60%

Mark R. Kidd, Director
 ............................................                               500,000                0.24%



                                                                         SHARES
                                                                      BENEFICIALLY            PERCENT
                            NAME                                         OWNED                OWNED(1)
                            ----                                      ------------            --------

Ronald G. Hale, Vice President
(Engineering), Secretary and
Treasurer
 ............................                                             2,000,000                0.96%

All Directors & Officers as a
Group (4 persons)                                                       88,102,778(2)            42.29%

----------------------------
(1) Percent owned calculated based on combined total shares of Common Stock and Preferred Stock outstanding.
(2) Total includes 16,897,778 shares of Common and Preferred Stock of which Paul A. Kruger only holds the power to vote pursuant to proxies.

         There are currently no plans for any arrangement or acquisition which would change ownership of a controlling interest in the common stock of PalWeb.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following lists the directors and executive officers of PalWeb. Directors of PalWeb are elected annually at each annual meeting of shareholders. Executive officers serve at the pleasure of the Board of Directors.

                                                                                                  TERM AS
       NAME                                 POSITION                                         DIRECTOR EXPIRES
       ----                                 --------                                         ----------------

  Paul A. Kruger          Director, President and Chairman of the Board                            2001

  Lyle W. Miller          Director and Executive Vice President (Marketing)                        2001

  Mark R. Kidd            Director                                                                 2001

  Ronald G. Hale          Vice President (Engineering), Secretary and Treasurer of
                          PalWeb and President of PPP                                              2001


PAUL A. KRUGER
CHAIRMAN OF THE BOARD OF DIRECTORS AND PRESIDENT

         Mr. Kruger, age 46, earned a Bachelor of Business Administration degree in accounting from Cameron University, Lawton, Oklahoma, and earned a Juris Doctor degree from the University of Oklahoma City Law School. He has 25 years of experience in the financial services industry. Mr. Kruger co-founded United Bank Club Association, Inc. ("UBCA"), Norman, Oklahoma, in 1980, and served as its President and CEO until February 1996, when

UBCA was sold. Mr. Kruger supervised and participated in every facet of UBCA's business, including strategic planning, sales, marketing, operations and service quality. Under Mr. Kruger's leadership, UBCA grew to more than 350 employees, and had operational and sales branches in Michigan, Florida, Arizona, Texas and Mexico. At the time UBCA was sold, it provided financial enhancement services to more than 2,000 client institutions serving more than 6,000,000 individual customers throughout the United States, Puerto Rico, the U.S. Virgin Islands and Mexico.

         In 1997, Mr. Kruger became the Chairman of the Board of Directors of PaceCo Financial Services, Inc. ("PaceCo"). Mr. Kruger also serves as the Chairman of the Board of Directors of Foresight, Inc. His responsibilities and contributions to these companies include assisting in the development, implementation and execution of strategic planning.

         Mr. Kruger also currently holds managing officer positions in both Hildalgo, L.C. and Onward, L.L.C.

         Mr. Kruger became a director of PalWeb on July 9, 1999 and became President on January 22, 2000.

LYLE W. MILLER
DIRECTOR AND EXECUTIVE VICE PRESIDENT (MARKETING)

         Mr. Miller, age 56, earned a Bachelor of Business Administration degree from Michigan State University and attended Michigan State University's Master's program in Finance. For the past six years, Mr. Miller has been the President and a Director of McMiller Holding Company, Northern Leasing & Sales, Inc. and Northern Connections, Inc., which are based in Lansing, Michigan. Each of these companies are privately held and are engaged in the real estate business. Additionally, Mr. Miller is a partner in MahMill Acres, a closely held real estate development partnership, and serves as the President and a Director of Servco Incorporated, Lansing, Michigan, and Lansing Ice & Gymnastic Center, Inc., a privately held corporation that operates the Lansing Ice & Gymnastic Center and Landings Restaurant in Lansing, Michigan.

         Mr. Miller became a director of PalWeb and Vice President of Marketing on January 22, 2000.

MARK R. KIDD
DIRECTOR

         Mr. Kidd, age 33, earned a Bachelor of Business Administration in Accounting from Southern Methodist University, Dallas, Texas, in 1988 . Mr. Kidd began his career at the accounting firm of Arthur Andersen, L.L.P. where he earned the designation of Certified Public Accountant. He worked at Arthur Andersen for eight years where he served financing services clients ranging in size from less than $10,000,000 to greater than $2,000,000,000. Mr. Kidd served as the Chief Financial Officer for Republic Bank of Norman, Oklahoma, a financial institution with over $100,000,000 in assets. Mr. Kidd has served as the Executive Vice President and Chief Financial Officer of Foresight, Inc. in Norman, Oklahoma since 1997. Foresight, Inc. is a marketing company that develops membership and loyalty programs for companies that are designed to solidify and enhance customer relationships. Foresight, Inc. services over 250,000 customers nationwide through relationships with companies in numerous industries including rent-to-own, banking, and financial services.

         Mr. Kidd became a director of PalWeb on January 22, 2000.

RONALD G. HALE
VICE PRESIDENT (ENGINEERING), SECRETARY AND TREASURER OF PALWEB AND PRESIDENT OF PPP

         Mr. Hale, age 55, earned a mechanical engineering degree from Wichita State University, Wichita, Kansas. He has 29 years of experience in the plastic molding and plastic composition business. Mr. Hale worked for the Coleman Company in Wichita, Kansas from 1971 to 1972, supervising its plastic blow molding operations, assembly lines and other production related departments. Mr. Hale worked for Conoco, Inc. from 1972 to 1982 where he served as a Senior Technical Service Representative for the Chemical Research Division, where he was responsible for developing compounds and applications for PVC resins. While working for Conoco, Mr. Hale developed a true expertise in compounding, formulating and blending PVC resins and in plastic injection molding, blow molding and extrusion, and was recognized as "Conoco's Top Field Service Representative" as a result of successfully assisting customers in solving processing problems. Mr. Hale worked for Synthetic Products Company, Cleveland, Ohio, from 1982 to 1986, where he acted as a Senior Territory Manager and developed a sales territory in the central and Southeast regions of the United States. Mr. Hale worked for Colormatrix Corporation, Cleveland, Ohio, from 1986 to 1990 as a sales representative. At Colormatrix, he sold liquid color and chemical dispersion to the plastics industry in Oklahoma, Arkansas and Kansas. From 1990 to 1999, Mr. Hale worked as an independent engineering consultant in the plastics industry. One of his more substantial clients was Evcon Industries, Wichita, Kansas.

         Mr. Hale became the Vice President of Engineering, Secretary and Treasurer of PalWeb on January 22, 2000 and became the President of PPP on July 9, 1999.

ITEM 6. EXECUTIVE COMPENSATION

         Mr. Hale is paid a salary of $72,000.00 per year. He is paid by PPP in consideration of the services performed by him as the President of PPP. Mr. Hale is not paid additional compensation for serving as a director of PalWeb.

         Mr. Kruger is paid a salary of $12,000 per year.

         No other parties receive executive compensation.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         For a related party transaction that occurred in February 2000 in connection with PalWeb's acquisition of PaceCo Financial Services, Inc., see
Part I, Item 1, of this registration statement.

         On January 10, 2000, PalWeb issued the following number of shares of unregistered Common Stock to the following parties as consideration for the cancellation of the debt set forth opposite of such parties' name:


                                                       DEBT OWED              NO. OF SHARES ISSUED IN
        PARTIES' NAME                                  BY PALWEB             CANCELLATION OF SUCH DEBT
        -------------                                  ---------             -------------------------

        Hildalgo Trading Co., L.C.                    $761,000.00                    7,610,000

        Onward, L.L.C.                                 312,428.64                    3,124,786

        Paul A. Kruger                                 174,000.00                    1,740,000


Hildalgo Trading Co., L.C. and Onward, L.L.C. are wholly owned by Paul A.
Kruger.

         Also on January 10, 2000, PalWeb issued 3,025,214 shares of unregistered Common Stock of PalWeb to Hildalgo Trading Co., L.C. as consideration for $302,512 in contributions of equipment to PalWeb by Hildalgo Trading Co., L.C.

         In a related party transaction in April 1999, Pace Plastic Pallets, Inc. distributed 8,500,000 shares of Common Stock it received pursuant to an Agreement for Sale of Machinery by and between Plastic Pallet Production, Inc. and Pace Plastic Pallets, Inc. to certain parties related to Paul A. Kruger, including Ron Hale, Mark Kidd.

         For certain related party transactions whereby PalWeb issued Common and Preferred Stock to officers and directors in exchange for such officers' and directors' management services as well as for consideration in other transactions, see Recent Sales of Unregistered Securities, Part II, Item 4 of this registration statement.

ITEM 8. DESCRIPTION OF SECURITIES

         The authorized capital stock of PalWeb consists of 250,000,000 shares of Common Stock with a par value of $0.10 per share and 20,000,000 shares of Preferred Stock with a par value of $0.0001 per share.

COMMON STOCK

         There were 205,456,628 shares of Common Stock issued and outstanding as of April 4, 2000, excluding shares classified as treasury stock owned by PalWeb's subsidiary, PFS.

         Holders of the Common Stock do not have preemptive rights to purchase additional shares of Common Stock or other subscription rights. The Common Stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. All shares of Common Stock are entitled to share equally in dividends from sources legally available therefor when, as and if declared by the Board of Directors and, upon liquidation or dissolution of PalWeb, whether voluntary or involuntary, to share equally in the assets of PalWeb available for distribution to stockholders after any distributions have been made to preferred stockholders. The Board of Directors is authorized to issue additional shares of Common Stock on such terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action. Reference is made to PalWeb's Certificate of Incorporation and Bylaws that are exhibits to this registration statement, as well as to the applicable statutes of the State of Delaware for a more complete description concerning the rights and liabilities of common stockholders.

         Each holder of Common Stock is entitled to one vote per share, either in person or by proxy, on all matters that may be voted on by the owners thereof at meetings of the stockholders. Since the shares of Common Stock do not have cumulative voting rights, the holders of more than 50% of the shares voting for the election of directors can elect all the directors and, in such event, the holders of the remaining shares will not be able to elect any person to the Board of Directors.

PREFERRED STOCK

         There were 2,885,000 shares of preferred stock of PalWeb (the "Preferred Stock") issued and outstanding as of April 4, 2000.

         Holders of the Preferred Stock do not have rights to preferential dividends, preemptive rights to purchase additional shares of Preferred Stock or other subscription rights. Holders of the Preferred Stock have the number of votes per share equal to the number of shares of Common Stock into which the Preferred Stock is convertible at any meeting of the stockholders of PalWeb. The shares of Preferred Stock are convertible, at the option of the holder, into Common Stock at the rate of one share of Common Stock for each share of Preferred Stock surrendered for conversion.

         The remaining terms of the Preferred Stock have not been finally determined. However, the Board of PalWeb is considering amending the Certificate of Incorporation of PalWeb to establish the following terms of the Preferred Stock. The Preferred Stock may be redeemed, solely at the option of PalWeb, at a redemption price of $0.10 per share. The Preferred Stock is not subject to any sinking fund provisions and is not entitled to the payment of dividends. Upon the liquidation or dissolution of PalWeb, the holders of the Preferred Stock shall be entitled to receive out of assets of PalWeb available for distribution to shareholders, before any distribution of assets is made to holders of Common Stock or any series of preferred stock ranking junior to the Preferred Stock as to proceeds of liquidation, liquidating distributions in the amount of $0.10 per share.

         The Board of Directors is authorized to issue additional shares of Preferred Stock on such terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action. Reference is made to PalWeb's Certificate of Incorporation and By-laws that are exhibits to this registration statement, as well as to applicable statutes of the State of Delaware for a more complete description concerning the rights and liabilities of preferred stockholders.

TRANSFER AGENT

         The current registrar and transfer agent for the Common and Preferred Stock is Continental Stock Transfer and Trust Company, located at 2 Broadway, 19th Floor, New York, NY 10004. Plans are being made to change the registrar and transfer agent to UMB Bank, N.A., 928 Grand Boulevard, Kansas City, Missouri 64106.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         From August 1997 through October 6, 1999 PalWeb's Common Stock traded on the National Association of Securities Dealers Automatic Quotation (NASDAQ) over-the-counter bulletin board system, with "CBNR" as its trading symbol from August 1997 through April 1999, "PAEB" as its trading symbol from April 1999 through September 13, 1999 and "PAEBE" as its trading symbol from September 13, 1999 through October 6, 1999. The following table sets forth the range of high and low bid prices for PalWeb's Common Stock during the time periods indicated. Prices, as reported by NASDAQ, reflect quotations between dealers without adjustment for retail mark-up, mark-down or commission and may not represent actual transactions.


                  QUARTER ENDING               HIGH BID                  LOW BID
                  --------------               --------                  -------

                   Aug. 31, 1997               $0.26125                   $0.10

                   Nov. 30, 1997                   0.65                    0.18

                   Feb. 28, 1998                   0.38                    0.17

                   May 31, 1998                    0.45                    0.16


                                      29

                  QUARTER ENDING               HIGH BID                  LOW BID
                  --------------               --------                  -------

                   Aug. 31, 1998                   0.23                    0.04

                   Nov. 30, 1998                   0.17                    0.06

                   Feb. 28, 1999                   0.16                    0.06

                   May 31, 1999                    0.36                    0.08

                   Aug. 31, 1999                   0.27                    0.12

                 Nov. 30, 1999(1)                 0.175                    0.70

------------------------
(1) Information presented for the period ended November 30, 1999 is high and low bid prices up until PalWeb was de-listed from the NASDAQ over-the-counter bulletin board system on October 6, 1999.

         On October 6, 1999, PalWeb's Common Stock was de-listed from the NASDAQ over-the-counter bulletin board system. PalWeb's common stock currently trades on the NASDAQ over-the-counter pink sheet system, with "PAEB" as its trading symbol. The following table sets forth the range of high and low prices at which PalWeb's Common Stock traded during the time periods indicated, as reported by NASDAQ.

                  QUARTER ENDING                 HIGH                    LOW
                  --------------                 ----                    ---

                  Nov. 30, 1999(1)               $0.16                   $0.07

                  Feb. 29, 2000                   0.25                    0.02

------------------------
(1) Information presented for the period ended November 30, 1999 is high and low prices from the date when PalWeb was de-listed from the NASDAQ over-the-counter bulletin board system (October 6, 1999) through the end of the quarter on November 30, 1999.

As of April 4, 2000, PalWeb had approximately 1,274 common stockholders of record.

         PalWeb paid no cash dividends to its common stockholders during the last two fiscal years and does not plan to pay any cash dividends in the near future. PalWeb plans to use any profits made to purchase additional plastic injection molding systems and plastic pallet molds.

ITEM 2. LEGAL PROCEEDINGS

         There is one legal proceeding pending against PalWeb. This is a lawsuit is a third party cross action filed by Cooper Manufacturing Corp., an Oklahoma corporation ("Cooper Oklahoma"), against Cooper Manufacturing Corp., a Texas corporation ("Cooper Texas"), and Cabec Energy Corp. n/k/a PalWeb Corporation, Case No. 98-7935-NO(D), filed in the 46th Judicial Circuit Court of Otsego County, Michigan, and styled JAMES DUNEVANT AND SHANDA

DUNEVANT, JAMES DUNEVANT, JR., KAYLYNN DUNEVANT, AND KATIE DUNEVANT, MINORS, BY THEIR NEXT FRIEND, SHANDA DUNEVANT, PLAINTIFFS, VS. WELLTECH EASTERN, INC. D/B/A KEY ENERGY DRILLING, A DELAWARE CORPORATION, MERCURY EXPLORATION COMPANY, INC., A TEXAS CORPORATION, AND COOPER MANUFACTURING CORP., AN OKLAHOMA CORPORATION.

         The Plaintiffs' claim is based on an injury suffered by James Dunevant that was allegedly caused, among other things, by a design flaw in an oil well drilling rig allegedly built by Cooper Oklahoma. Cooper Oklahoma's third party cross action against PalWeb is based on a contractual indemnity claim. It is PalWeb's position that Cooper Oklahoma is not entitled to be indemnified from loss by PalWeb in this matter. Further, even if PalWeb is liable to the Plaintiffs, the Union Group is contractually obligated to indemnify PalWeb from any loss it may incur in connection with any energy related matter. However, the collection of an indemnity claim from the Union Group could prove to be difficult, if not impossible.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         There are no disagreements with accountants on accounting and financial disclosure.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

         During the past three years, the registrant has sold the following securities without registering the securities under the Securities Act of 1933:


                                                          NO. OF
            NAME                 CLASS                    SHARES    DATE               CONSIDERATION
            ----                 -----                    ------    ----               -------------
     Steve Bright                Common                   25,000  07/07/97      Legal services valued at $2,500

     Don Saunders, TTE           Common                  400,000  07/14/97      Brokerage services relating to
                                                                                the Fleur-David Corporation
                                                                                acquisition valued at $40,000

     Richard Wood                Common                   50,000  07/14/97      Finder's fee relating to
                                                                                acquisition of Cooper
                                                                                Manufacturing Corp. valued at
                                                                                $5,000

     Ronald Siler                Common                   40,000  08/27/97      Accounting services valued at
                                                                                $4,000

                                       31


                                                          NO. OF
            NAME                 CLASS                    SHARES    DATE               CONSIDERATION
            ----                 -----                    ------    ----               -------------
     Jay Ungerman                Common                  220,000  08/27/97      Legal services valued at
                                                                                $22,000

     Electric & Gas              Common                1,000,000  12/08/97      Settlement of debt owed by
     Technology, Inc                                                            Cooper Mfg. Corp. when
                                                                                acquired by PalWeb in the
                                                                                amount of $100,000

     John Poe                    Common                   30,000  12/10/97      Finder's fee relating to
                                                                                acquisition of Wyoming Pipe &
                                                                                Tool Co. valued at $3,000

     Robert Seago                Common                   30,000  12/10/97      Finder's fee relating to
                                                                                acquisition of Wyoming Pipe &
                                                                                Tool Co. valued at $3,000

     Michael Young & Partners,   Common                1,028,907  12/10/97      Note conversion pursuant to
     Inc.                                                                       terms of Note in the amount of
                                                                                $102,891

     John Gourley                Common                  300,000  12/19/97      Brokerage services relating to
                                                                                acquisition of Cooper Mfg.
                                                                                Corp. valued at $110,000

     James Bradshaw              Common                  300,000  12/19/97      Finder's Fee relating to
                                                                                acquisition of Plastic Pallet
                                                                                Production, Inc. valued at
                                                                                $110,000

     Michael John, et al         Common              101,000,000  01/09/98      Stock exchange relating to
     (Shareholders of Plastic                                                   acquisition of Plastic Pallet
     Pallet Production, Inc.)                                                   Production, Inc. valued at
                                                                                $11,914,573

     Margarete Jung              Common               15,000,000  03/13/98      Stock exchange relating
                                                                                acquisition of 20% of Vimonta
                                                                                AG valued at $3,150,000

                                       32


                                                          NO. OF
            NAME                 CLASS                    SHARES    DATE               CONSIDERATION
            ----                 -----                    ------    ----               -------------
     Ralph Curton, Jr.           Common                2,000,000  08/11/98      Management services for
                                                                                serving as an Officer and
                                                                                Director valued at $200,000

     Alan Haliburton             Common                  100,000  08/26/98      Public relations services and
                                                                                research relating thereto
                                                                                valued at $10,000

     Robert V. Daigle            Common                1,000,000  02/03/99      Settlement of lawsuit claiming
                                                                                damages for patent design work
                                                                                valued at $100,000

     USGT Investors, L.P.        Common                   25,000  03/05/99      Finder's fee relating to
                                                                                acquisition of Wyoming Pipe &
                                                                                Tool Co. valued at $5,000

     Michael John                Common                2,000,000  04/01/99      Reimbursement of stock
                                                                                advanced to Mack Long in a
                                                                                real estate transaction valued
                                                                                at $230,000

     PaceCo Financial            Common               41,000,000  04/30/99      $189,000 cash and engineering,
     Services, Inc. and Assigns                                                 financial, and marketing
                                                                                services valued at $3,911,00

     Michael John                Common                5,000,000  05/14/99      Management services for
                                                                                serving as an Officer and
                                                                                Director valued at $650,000

     Gibralt Holdings, Ltd.      Common                  360,000  08/17/99      Satisfaction of debt in the
                                                                                amount of $62,280

     Craig Adamson               Common                  100,000  08/17/99      Satisfaction of debt in the
                                                                                amount of $17,300

                                       33


                                                          NO. OF
            NAME                 CLASS                    SHARES    DATE               CONSIDERATION
            ----                 -----                    ------    ----               -------------
     Crescent Road Corporation   Common                6,500,000  12/01/99      Public relations and Investor
                                                                                Relations Services valued at
                                                                                $650,000

     Consolidated Capital        Common                4,500,000  12/01/99      Public relations and investor
     Group, Inc.                                                                relations services valued at
                                                                                $450,000

     Hildalgo Trading Co.,       Common                7,610,000  01/10/00      Satisfaction of debt in the
     L.C.                                                                       amount of $761,000

     Onward, L.L.C.              Common                3,124,786  01/10/00      Satisfaction of debt in the
                                                                                amount of $312,478.64

     Hildalgo Trading Co., L.C.  Common                2,900,214  01/10/00      Contribution of equipment
                                                                                valued at $290,021

     Paul A. Kruger              Common                1,740,000  01/10/00      Satisfaction of debt in the
                                                                                amount of $174,000

     F. Edwin Smith, Jr. and     Preferred               110,000  12/10/97      Legal services valued at
     Assigns                                                                    $13,200

     F. Edwin Smith, Jr. and     Preferred               500,000  01/05/98      Legal Services valued at
     Assigns                                                                    $60,000

     Randall C. McCleskey        Preferred               400,000  07/26/99      Management services for
                                                                                serving as an Officer and
                                                                                Director valued at $60,000

     John Gourley                Preferred               500,000  07/26/99      Brokerage services relating to
                                                                                acquisition of Cooper Mfg.
                                                                                Corp. valued at $75,000

     Stan Haddock                Preferred                25,000  07/26/99      Finder's fee relating to
                                                                                acquisition of Cooper
                                                                                Manufacturing Corp.

                                       34


                                                          NO. OF
            NAME                 CLASS                    SHARES    DATE               CONSIDERATION
            ----                 -----                    ------    ----               -------------
                                                                                valued at $3,750

     Ronald A. Siler             Preferred               250,000  07/26/99      Accounting services valued at
                                                                                $37,500

     Kenneth Graves              Preferred               150,000  07/26/99      Accounting services valued at
                                                                                $22,500

     Connie L. Gadt              Preferred                80,000  07/26/99      Accounting services valued at
                                                                                $12,000

     Ralph Curton, Jr. and       Preferred             2,558,890  07/26/99      Management services for
     Assigns                                                                    serving as an Officer and
                                                                                Director and Expense
                                                                                Reimbursement valued at
                                                                                $383,834

         There were no issuances of either Common or Preferred Stock of PalWeb to any of PalWeb's independent accountants.

         On December 1, 1999, PalWeb issued a convertible debenture in the aggregate principal amount of $500,000, interest payable at the rate of 8.5% per annum, to Ralph Curton, Jr. in exchange for Mr. Curton's agreement to loan PalWeb up to $500,000 on a revolving line of credit basis. On or after June 1, 2000, Mr. Curton shall have the right to convert the principal of the convertible debenture into fully paid and non-assessable shares of PalWeb's common stock at the rate of one (1) share for each $0.10 of principal amount that is then due and owing by PalWeb to Mr. Curton at the time of such conversion.

         PalWeb relied on the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended, in connection with the issuances of stock set forth above. All parties listed above are sophisticated persons or entities, performed services for PalWeb or personally knew members of PalWeb's management staff at the time of the transactions listed above. There was no underwriting and no commissions were paid to any party upon the issuance of such stock.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under Section EIGHT of PalWeb's Certificate of Incorporation and
Article VIII of its Bylaws, PalWeb is required to indemnify its officers and directors to the extent allowed and permitted by Section 145 of the General Corporation Law of the State of Delaware. As a result of the PalWeb's Certificate of Incorporation, Bylaws and Delaware law, stockholders may have more limited rights to recover against directors for breach of fiduciary duty than as compared to the standard of care imposed upon a director in the state where the investor resides.

PART F/S

         Set forth beginning at page F-1 are the financial statements required for Form 10-SB. The historical financial statements of Pace Holding, Inc. and the pro forma financial information required by Section 310 of Regulation SB will be provided on or before June 17, 2000 in accordance with Item 7, subparts (a)(4) and (b) of Form 8-K.

PART III

ITEM 1. INDEX TO EXHIBITS

         The following exhibits are filed as a part of this report immediately following the financial statements.

   EXHIBIT NO.      DESCRIPTION

   2.1 Stock Exchange Agreement dated September 26, 1997 by and among Plastic Pallet Production, Inc., the shareholders of Plastic Pallet Production, Inc. and Cabec Energy Corp., as amended

   2.2 Agreement and Plan of Reorganization by and among PalWeb Corporation, PP Financial, Inc. and Pace Holding, Inc. dated January 21, 2000

   3.1             Certificate of Incorporation of PalWeb Corporation

   3.2             By-laws of PalWeb Corporation

   10.1 Loan Agreement by and between Mr. Ralph Curton, Jr. and PalWeb Corporation dated December 1, 1999

   10.2 Personnel Staffing Agreement by and between Accord Human Resources, Inc. and Plastic Pallet Production Company, Inc. dated January 19, 1999

   10.3 First Supplement to the Stock Purchase Exchange Agreement of March 11, 1998 dated August 3, 1998 and Executive Agreement between Plastic Pallet Production, Inc. and Vimonta AG dated December 10, 1998 (both documents were translated from German to English)

   10.4 Stock Purchase/Exchange Agreement by and among Dr. Michael Hoenig, Margaret Jung and Cabec Energy Corp. dated March 11, 1998

   10.5 Lease Agreement by and between Onward, L.L.C. and Plastic Pallet Production, Inc. dated April 5, 1999

   10.6 Indemnity Agreement by and between The Union Group, Inc. and Cabec Energy Corp. dated August 31, 1998

   21.1            Subsidiaries of PalWeb Corporation

   99.1 Default Judgment for Cabec Energy Corp vs. Wolfgang Ullrich and Rosarin Chaisayan, No. DV-99-00110-E, District Court, Dallas County, Texas, 101st Judicial District

   99.2 Default Judgment for Pallet Production, Inc., PalWeb Corporation and Onward, L.L.C. vs. Chartex AG and New Inter HKB AG, No. 99-10249-B, District Court, Dallas County, Texas, 44th Judicial District

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       PALWEB CORPORATION


                                       By:  /s/ Paul A. Kruger
                                            -----------------------------------
                                            Paul A. Kruger
                                            Chairman of the Board and President

                          INDEX TO FINANCIAL STATEMENTS

Independent Auditor's Report.................................................F-1

Consolidated Balance Sheet...................................................F-3

Consolidated Statements of Operations (Unaudited)............................F-5

Consolidated Statements of Operations........................................F-6

Consolidated Statements of Changes in Stockholders' Deficiency...............F-7

Consolidated Statements of Cash Flows (Unaudited)............................F-9

Consolidated Statements of Cash Flows.......................................F-11

Notes to Consolidated Financial Statements..................................F-12


                          INDEPENDENT AUDITOR'S REPORT




Board of Directors
PalWeb Corporation
Dallas, Texas



We have audited the accompanying consolidated balance sheets of PalWeb Corporation and subsidiaries as of May 31, 1999, 1998, and 1997 and the related consolidated statements of operations, stockholders' deficiency, and cash flows for the years ended May 31, 1999 and 1998 and the period from inception (November 20, 1995) to May 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of PalWeb Corporation and subsidiaries as of May 31, 1999, 1998, and 1997 and the results of their operations and their cash flows for the years ended May 31, 1999 and 1998 and the period from inception (November 20, 1995) to May 31, 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and has suffered significant losses from operations. Substantial additional funding will be required to implement its business plan and to attain profitable operations. The lack of adequate funding to maintain working capital and stockholders' deficits at May 31, 1999, raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                             HULME RAHHAL HENDERSON,INC.
September 15, 1999,
except for Note 14,
as to which the date
is January 24, 2000
Ardmore, Oklahoma

                               PALWEB CORPORATION

                          (A DEVELOPMENT STAGE COMPANY)

                           CONSOLIDATED BALANCE SHEETS


                                                                                                    MAY 31,
                                                                        February 29, -------------------------------------
           ASSETS                                                          2000         1999         1998          1997
           ------                                                       -----------  -----------  -----------  -----------
                                                                        (unaudited)
CURRENT ASSETS:
 Cash                                                                   $       322  $       710  $         -  $     6,641
 Accounts receivable                                                          3,852            -            -            -
 Inventory                                                                    9,778        9,938       33,687       54,068
 Assets held for resale                                                           -            -       74,995            -
                                                                        -----------  -----------  -----------  -----------
         Total current assets                                                13,952       10,648      108,682       60,709

PROPERTY, PLANT AND EQUIPMENT, NET
of accumulated depreciation                                               1,835,472    1,819,216    2,437,900    1,408,649

OTHER ASSETS:
 Net assets, discontinued operations                                                           -      437,673            -
 Patent costs, net                                                           57,749       60,749       56,072       31,731
 Deposits and other                                                          30,173       30,173       29,353       24,000
                                                                        -----------  -----------  -----------  -----------
         Total other assets                                                  87,922       90,922      523,098       55,731
                                                                        -----------  -----------  -----------  -----------

TOTAL ASSETS                                                            $ 1,937,346  $ 1,920,786  $ 3,069,680  $ 1,525,089
                                                                        ===========  ===========  ===========  ===========

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
 Notes payable                                                          $    50,000  $    50,000  $   963,807  $   472,827
 Mortgage payable - related party                                                 -            -    1,350,000            -
 Accounts payable                                                           343,273    1,026,667    1,102,458      295,308
 Accrued expenses                                                           118,506      119,938      349,779       53,996
 Payable to related parties                                               1,619,422    2,222,992    1,812,623    1,540,500
 Customer deposits                                                                -      300,000            -            -
                                                                        -----------  -----------  -----------  -----------
         Total current liabilities                                        2,131,201    3,719,597    5,578,667    2,362,631

LONG-TERM DEBT                                                              340,000            -            -            -

LEASE FINANCE OBLIGATION                                                  1,757,958    1,766,958            -            -

STOCKHOLDERS' DEFICIENCY:
 Preferred stock, $.0001 par,
  20,000,000 shares authorized -
  outstanding - 2,885,000, 880,000,
  380,000 and -0-, respectively                                                 289           88           38            -

                                       F-3

                                                                        February 29, -------------------------------------
           ASSETS                                                          2000         1999         1998          1997
           ------                                                       -----------  -----------  -----------  -----------
                                                                        (unaudited)
 Common stock, $.10 par value,
  250,000,000 authorized, outstanding -
  205,456,628, 217,981,046, 166,856,046
  and 119,145,725, respectively                                          20,545,663   21,798,105   16,685,605   11,914,572
 Additional paid-in capital                                               6,798,890    2,027,465    1,797,015            -
 Deficit accumulated during
 development stage                                                      (29,636,655) (27,391,427) (20,991,645) (12,752,114)
                                                                        -----------  -----------  -----------  -----------
Total stockholders' deficiency                                           (2,291,813)  (3,565,769)  (2,508,987)    (837,542)
                                                                        -----------  -----------  -----------  -----------

TOTAL LIABILITIES AND
  STOCKHOLDERS DEFICIENCY                                               $ 1,937,346  $ 1,920,786  $ 3,069,680  $ 1,525,089
                                                                        ===========  ===========  ===========  ===========

The accompanying notes are an integral part of this consolidated financial statement.

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                                          From Inception
                                                  Nine Month Period     (November 20, 1995)
                                                Ended February 29/28,     To February 29,
                                              -------------------------   ---------------
                                                  2000         1999             2000
                                              -----------   -----------   ---------------

SALES                                         $     6,091   $    41,510      $     98,785

EXPENSES:
 Research and development                               -             -           406,943
 General and administrative
  expenses                                      2,050,117     4,957,639         9,851,944
 Depreciation expense                             131,943       115,555           541,057
 Impairment                                             -             -         3,456,231
 Interest expense                                 137,949       199,287           601,140
                                              -----------   -----------      ------------
     Total expenses                             2,320,009     5,272,481        14,857,315
                                              -----------   -----------      ------------

OTHER INCOME (EXPENSE):
 Gain on settlement of
  liabilities                                      75,027             -            75,027
 Other                                             (6,337)       51,573           270,848
                                              -----------   -----------      ------------
     Total other income (expense)                  68,690        51,573           345,875
                                              -----------   -----------      ------------

LOSS BEFORE DISCONTINUED OPERATIONS
 AND EXTRAORDINARY ITEMS                       (2,245,228)   (5,179,398)      (14,412,655)

LOSS FROM DISCONTINUED OPERATION                                 (7,300)         (857,061)

EXTRAORDINARY GAIN                                      -        46,266            68,616
                                              -----------   -----------      ------------

NET LOSS                                      $(2,245,228)  $(5,140,432)     $(15,201,100)
                                              ===========   ===========      ============

LOSS PER COMMON SHARE:
 Loss before discontinued operations
  and extraordinary loss                      $     (0.01)        (0.03)
 Loss from discontinued operation                       -             -
 Extraordinary loss                                     -             -
                                              -----------   -----------

 Loss per common share                        $     (0.01)  $     (0.03)
                                              ===========   ===========

WEIGHTED AVERAGE SHARES OUTSTANDING           184,316,000   174,998,000
                                              ===========   ===========


The accompanying notes are an integral part of this consolidated financial statement.

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                         From Inception
                                                                     (November 20, 1995) To
                                            Year Ended May 31,        May 31,      May 31,
                                         ------------------------  -----------  ------------
                                             1999         1998         1997         1999
                                         -----------  -----------  -----------  ------------

SALES                                    $    51,510 $     37,863  $     3,321  $     92,694

EXPENSES:
 Research and development                          -            -      406,943       406,943
 Salaries and benefits                       298,414      448,176      247,516       994,106
 Depreciation and
   amortization                              154,587      157,656       96,871       409,114
 Other general and
   administrative                          5,461,643      660,383      685,695     6,807,721
 Impairment of investment                          -    3,456,231            -     3,456,231
 Interest expense                            241,764      189,527       31,900       463,191
                                         -----------  -----------  -----------  ------------
         Total expense                     6,156,408    4,911,973    1,468,925    12,537,306
                                         -----------  -----------  -----------  ------------

OTHER INCOME (EXPENSE):
 Scrap sales and other                         3,573        7,486       92,346       103,405
 Rental income                                70,600       59,440       43,740       173,780
                                         -----------  -----------  -----------  ------------
         Total other income                   74,173       66,926      136,086       277,185
                                         -----------  -----------  -----------  ------------

LOSS BEFORE DISCONTINUED OPERATIONS
   AND EXTRAORDINARY ITEMS                (6,030,725)  (4,807,184)  (1,329,518)  (12,167,427)

LOSS FROM DISCONTINUED OPERATIONS             (7,300)    (367,805)           -      (375,105)

EXTRAORDINARY GAIN (LOSS)                     68,616            -            -        68,616
                                         -----------  -----------  -----------  ------------

NET LOSS, as previously reported          (5,969,409)  (5,174,989)  (1,329,518)  (12,473,916)

PRIOR PERIOD ADJUSTMENT (Note 13)                  -     (481,956)                  (481,956)
                                         -----------  -----------  -----------  ------------

NET LOSS                                 $(5,969,409) $(5,656,945) $(1,329,518) $(12,955,872)
                                         ===========  ===========  ===========  ============

LOSS PER COMMON SHARE:

 Loss before discontinued
   operations & extraordinary gain       $      (.03) $      (.04) $      (.01)
 Discontinued operations                           -         (.01)           -
 Extraordinary gain                                -            -            -
                                         -----------  -----------  -----------
   Total                                 $      (.03) $      (.05) $      (.01)
                                         ===========  ===========  ===========

WEIGHTED AVERAGE SHARES OUTSTANDING      183,189,000  127,020,000  119,145,725
                                         ===========  ===========  ===========

The accompanying notes are an integral part of this consolidated financial statement.

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
         CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY


                                                       Preferred Stock           Common Stock            Additional
                                                     ------------------     -------------------------      Paid-in
                                                      Shares     Amount       Shares        Amount         Capital
                                                     ---------  -------     -----------   -----------    ----------
BALANCES, November 20, 1995                                 -   $     -               -   $         -    $        -

Proceeds from sale of stock                                 -         -     119,145,725    11,914,572             -

Net Loss                                                                              -             -             -
                                                   ----------   -------     -----------   -----------    ----------
BALANCES, May 31, 1997                                      -         -     119,145,725    11,914,572             -

Common stock held by minority stockholders
of PalWeb in connection with reverse acquisition      530,000        53      31,960,321     3,196,033             -

Issuance of stock for services                                                  600,000        60,000       162,000

Issuance of stock for investment                            -         -      15,000,000     1,500,000     1,650,000

Preferred stock converted to common                  (150,000)      (15)        150,000        15,000       (14,985)

Net loss                                                    -         -               -             -             -
                                                   ----------   -------     -----------   -----------    ----------

Balances, May 31, 1998, as adjusted (Note 14)         380,000        38     166,856,046    16,685,605     1,797,015

Issuance of stock for services                        500,000        50      48,125,000     4,812,500       200,450

Stock issued for debt                                       -         -       3,000,000       300,000        30,000

Distribution of energy services
 segment to minority stockholders                           -         -               -             -             -

Prior period adjustment (Note 14)                           -         -               -             -             -

Net loss                                                    -         -               -             -             -
                                                   ----------   -------     -----------   -----------    ----------

BALANCES, May 31, 1999, as adjusted (Note 14)         880,000        88     217,981,046    21,798,105     2,027,465

Issuance of stock for services and equipment*         125,000        13      14,500,210     1,450,021        18,737

Contribution of debt to capital                             -         -               -             -       189,000


                                                                        Total
                                                     Accumulated     Stockholders'
                                                       Deficit        Deficiency
                                                    -------------    ------------
BALANCES, November 20, 1995                         $          -     $         -

Proceeds from sale of stock                          (11,422,596)        491,976

Net Loss                                              (1,329,518)     (1,329,518)
                                                    ------------     -----------

BALANCES, May 31, 1997                               (12,752,114)       (837,542)

Common stock held by minority stockholders
of PalWeb in connection with reverse acquisition      (2,582,586)        613,500

Issuance of stock for services                                 -         222,000

Issuance of stock for investment                               -       3,150,000

Preferred stock converted to common                            -               -

Net loss                                              (5,656,945)     (5,656,945)
                                                    ------------     -----------

Balances, May 31, 1998, as adjusted (Note 14)        (20,991,645)     (2,508,987)

Issuance of stock for services                                 -       5,013,000

Stock issued for debt                                          -         330,000

Distribution of energy services
 segment to minority stockholders                       (238,395)       (238,395)

Prior period adjustment (Note 14)                       (191,978)       (191,978)

Net loss                                              (5,969,409)     (5,969,409)
                                                    ------------     -----------

BALANCES, May 31, 1999, as adjusted (Note 14)        (27,391,427)     (3,565,769)

Issuance of stock for services and equipment*                  -       1,468,771

Contribution of debt to capital                                -         189,000


                                                  F-7



Stock issued in satisfaction of debt*               3,963,890       396      12,334,790     1,233,479       627,538

Preferred stock converted to common*               (2,083,890)     (208)      2,083,890       208,389      (208,181)

Cancellation of common stock*                               -         -     (41,443,308)   (4,144,331)    4,144,331

Net loss*                                                   -         -               -             -             -
                                                   ----------   -------     -----------   -----------    ----------

BALANCES, February 29, 2000*                        2,885,000       289     205,456,628   $20,545,663    $6,798,890
                                                  ===========   =======     ===========   ===========    ==========




Stock issued in satisfaction of debt*                          -       1,861,413

Preferred stock converted to common*                           -               -

Cancellation of common stock*                                  -               -

Net loss*                                             (2,245,228)     (2,245,228)
                                                    ------------     -----------
BALANCES, February 29, 2000*                        $(29,636,655)    $(2,291,813)
                                                    ============     ===========


* Denotes unaudited transactions.
The accompanying notes are an integral part of this consolidated financial statement.

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                          From Inception
                                                  Nine Month Period     (November 20, 1995)
                                                Ended February 29/28,     To February 29,
                                              -------------------------   ---------------
                                                  2000         1999             2000
                                              -----------   -----------   ---------------

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                     $(2,245,228)  $(5,140,432)     $(15,201,100)
 Adjustments to reconcile net loss to
  cash used by operating activities:
   Depreciation and amortization                  131,943       115,554           571,857
   Extraordinary gain on debt retirement                -       (46,266)          (61,616)
   Consulting services paid by
    issuance of common stock                    1,468,771     4,363,000         6,703,771
   Impairment of investment                             -             -         3,145,000
   Loss of disposition of property                  6,337             -           317,568
   Changes in accounts receivable                  (3,852)            -            (3,852)
   Changes in inventory                               160        14,999            (9,778)
   Changes in other assets                              -          (820)          (85,837)
   Changes in payable - related party             375,030       208,614         2,598,022
   Changes in accounts payable
    and accrued expenses                           86,987       369,759         1,928,851
   Increase in customer deposits                        -       300,000           300,000
                                               ----------   -----------       -----------

       Net Cash Provided by (Used)
        Operating Activities                     (179,852)      184,408           195,886

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment             (169,536)     (115,653)       (3,385,109)
  Proceeds from sale of equipment                  18,000        74,995            92,995
  Proceeds from lease finance
   obligation                                           -             -           149,517
                                              -----------   -----------       -----------
       Net cash used by Investing Activities     (151,536)      (40,658)       (3,142,597)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from notes and mortgages payable       340,000             -         1,353,807
  Payments on notes payable                             -      (143,750)         (239,750)
  Proceeds from mortgage note - related party           -             -         1,350,000
  Proceeds from issuance of common stock                -             -           491,976
  Other                                            (9,000)            -            (9,000)
                                              -----------   -----------       -----------
         Net cash provided by (Used)
          financing activities                    331,000      (143,750)        2,947,033
                                              -----------   -----------       -----------

NET INCREASE (DECREASE) IN CASH                      (388)            -               322

CASH, beginning of period                             710             -                 -
                                              -----------   -----------       -----------

CASH, end of period                           $       322   $         -       $       322
                                              ===========   ===========       ===========


                                          F-9


                                                  Nine Month Period
                                                Ended February 29/28,
                                              -------------------------
                                                  2000         1999
                                              -----------   -----------
SUPPLEMENTAL INFORMATION:
 Non-cash investing activities -
  Property released in foreclosure            $         -   $   415,232
  Net discontinued assets distri-
   buted to certain stockholders                        -       430,373
 Non-cash financing activities -
  Common and preferred stock
   issued for services & equipment              1,468,771     4,363,000
  Common and preferred stock
   issued for debt                                673,934       100,000
  Common stock issued for debt
   of related party                             1,187,479             -
  Common stock issued on con-
   version of preferred stock                     208,389             -
 Debt contributed to additional
  paid in capital by related party                189,000             -
 Common stock held by related party
  canceled by default judgement                 4,144,331             -


The accompanying notes are an integral part of this consolidated financial statement.

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             From Inception
                                                                         (November 20, 1995) To
                                                                       -------------------------
                                                Year Ended May 31,        May 31,      May 31,
                                             ------------------------  -----------  ------------
                                                 1999         1998         1997         1999
                                             -----------  -----------  -----------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                    $(5,969,409) $(5,656,945) $(1,329,518) $(12,955,872)
 Adjustments to reconcile net loss to
  cash used by operating activities:
   Depreciation and amortization                 154,587      188,456       96,871       439,914
   Extraordinary gain on debt retirement         (68,616)           -            -       (68,616)
   Consulting services paid by
    issuance of common stock                   5,013,000      222,000            -     5,235,000
   Impairment of investment                            -    3,145,000            -     3,145,000
   Loss of disposition of property                     -      311,231            -       311,231
   Changes in inventory                           23,749       20,381      (54,068)       (9,938)
   Changes in other assets                        (1,426)     (26,380)     (58,031)      (85,837)
   Changes in payable - related party            410,369      272,123    1,540,500     2,222,992
   Changes in accounts payable
    and accrued expenses                         244,600    1,247,960      349,304     1,841,864
   Increase in customer deposits                 300,000            -            -       300,000
                                             -----------  -----------   ----------  ------------
         Net cash provided by (used)
          operating activities                   106,854     (276,174)     545,058       375,738

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment             (140,906)  (1,571,447)  (1,503,220)   (3,215,573)
 Proceeds from sale of equipment                  74,995            -            -        74,995
 Proceeds from lease finance obligation          149,517            -            -       149,517
                                             -----------  -----------  -----------  ------------
         Net cash provided by (used)
          investing activities                    83,606   (1,571,447)  (1,503,220)   (2,991,061)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from notes payable                      50,000      490,980      472,827     1,013,807
 Payments on notes payable                      (239,750)           -            -      (239,750)
 Proceeds from mortgage payable -
  related party                                        -    1,350,000            -     1,350,000
 Proceeds from issuance of common stock                -            -      491,976       491,976
                                             -----------  -----------  -----------  ------------
         Net cash provided (used) by
          financing activities                  (189,750)   1,840,980      964,803     2,616,033
                                             -----------  -----------  -----------  ------------

NET INCREASE (DECREASE) IN CASH                      710       (6,641)       6,641           710
CASH, beginning of period                              -        6,641            -             -
                                             -----------  -----------  -----------  ------------

CASH, end of period                          $       710  $         -  $     6,641  $        710
                                             ===========  ===========  ===========  ============

SUPPLEMENTAL INFORMATION (Note 10)


The accompanying notes are an integral part of this consolidated financial statement.

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        ORGANIZATION

        Effective December 12, 1997, PalWeb Corporation ("PalWeb"), formerly Cabec Energy Corporation, was acquired in a reverse acquisition by the stockholders of Plastic Pallet Production, Inc. ("PPP") whereby the stockholders of PPP became majority owners of PalWeb. Pursuant to the agreement, PalWeb exchanged its common stock for the outstanding common stock of PPP and the assets and liabilities of PalWeb and its subsidiaries as of the effective date were to be transferred into a new company whose stock was to be distributed to the stockholders of PalWeb, other than the new stockholders resulting from the PPP stock transfer. This latter distribution was effected November 10, 1998.

        PPP shareholders received 119,145,725 shares of common stock for an ownership of approximately 78% of PalWeb in exchange for its shares of PPP. The outstanding shares of PalWeb just prior to the acquisition were 31,960,321 shares of common stock and 530,000 shares of convertible preferred stock resulting in an ownership retained by the pre-acquisition shareholders of PalWeb of approximately 22%. The basis for the number of PalWeb common shares issued to the PPP shareholders was to effect the agreed upon interest ownership levels based on the then outstanding shares of PalWeb.

        The business of PalWeb as of December 12, 1997 is principally involved in energy services. The accounting for the reverse acquisition is a purchase and the net assets of PalWeb acquired are valued at fair value of the of the underlying assets for a total of $613,500 based on managements assessment therein. Goodwill of approximately $1,233,000 is amortized by the straight line method over 40 years. The operating results for the period from June 1, 1997 to December 12, 1997 is not significant. Since the disposition of the energy services net assets was approved at the time of approval of the PPP stock exchange, these net assets, including the aforementioned goodwill, are accounted for in the accompanying financial statements as discontinued operations. Further, the distribution effected as of November 10, 1998 is accounted for as a spin off in accordance with APB Opinion No. 29, "Accounting for Nonmonetary Transactions."

        The consolidated balance sheet and consolidated statements of operations and cash flows as of and for the period ended May 31, 1997 are the

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        consolidated accounts of Plastic Pallet Production, Inc. and its subsidiaries. Similarly, the activity for the period June 1, 1997 through December 12, 1997, the effective date of the reverse acquisition, included in the consolidated statements of operations and cash flows for the year ended May 31, 1998, represent the consolidated accounts of PPP.

        PalWeb and its wholly owned subsidiary PPP will pursue the manufacture and marketing of plastic pallets and the related injection molding equipment necessary to produce plastic pallets.

        PRINCIPLES OF CONSOLIDATION

        The accompanying consolidated financial statements include the accounts of PalWeb and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

        DEVELOPMENT STAGE COMPANY

        PPP from its inception, November 20, 1995, has pursued the development of a plastic pallet which will compete with traditional wood pallets. Additionally, PPP has designed an injection molding machine which it anticipates can be built and operated more economically than competitive equipment. At May 31, 1999, both products are in the development stage. PPP expects these products to become commercially marketable during the next year.

        STATEMENT OF CASH FLOWS

        PalWeb considers all short-term investments with an original maturity of three months or less to be cash equivalents.

        USE OF ESTIMATES

        The preparation of PalWeb's financial statements in conformity with generally accepted accounting principles requires PalWeb's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ materially from those estimates.

        INVENTORY

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        Inventory consists of finished pallets and is stated at the lower of cost (first-in, first-out) or market value.

        PROPERTY, PLANT AND EQUIPMENT

        PalWeb's property, plant and equipment is stated at cost. Depreciation expense is computed on the straight-line method over the estimated useful lives, as follows:

           Plant building                                 20 years
           Plant improvements                              7 years
           Production machinery equipment               5-10 years
           Office equipment & furniture & fixtures      3- 5 years

        Upon sale, retirement or other disposal, the related costs and accumulated depreciation of items of property, plant or equipment are removed from the related accounts and any gain or loss is recognized. When events or changes in circumstances indicate that assets may be impaired, an evaluation is performed comparing the estimated future undiscounted cash flows associated with the asset to the assets carrying amount. If the asset carrying amount exceeds the cash flows, a write-down to market value or discounted cash flow value is required.

        INVESTMENT IN VIMONTA AG

        PalWeb's 20% ownership in Vimonta AG is valued at cost since management has no board representation, financial information or other influence on the operation of Vimonta AG.

        PATENTS

        Amortization expense for the costs incurred by PalWeb to obtain the patents on the modular pallet system and accessories is computed on the straight-line method over the estimated life of 17 years.

        RECOGNITION OF REVENUES

        Revenue is recognized when the product is shipped.

        INCOME TAXES

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        PalWeb accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based in the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

        RESEARCH AND DEVELOPMENT COSTS

        Research and Development costs are charged to operations in the period incurred.

        LOSS PER SHARE

        Loss per share is computed based on weighted average number of shares outstanding. Convertible preferred stock and stock options are not considered as their effect is antidilutive.

        ACCOUNTING CHANGES

        During the year ended May 31, 1998, PalWeb adopted Statement of Financial Accounting Standards 128, "Earnings per Share" and Statement of Financial Accounting Standards 129 "Disclosure of Information About an Entity's Capital Structure". Statement 128 provides for the calculation of "basic" and "diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. The implementation of these standards does not have a material effect on PalWeb's consolidated financial statements.

        ACCOUNTING CHANGES - CONTINUED

        During the year ended May 31, 1999, PalWeb adopted Statement of Financial Accounting Standards 130, "Reporting Comprehensive Income" which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, Statement 130 requires that all items that are required to be recognized under current accounting standards as components of

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. The implementation of this standard does not have a material effect on PalWeb's consolidated financial statements.

2.      CONTINUATION AS A GOING CONCERN

        The accompanying financial statements have been prepared assuming that PalWeb will continue as a going concern. PalWeb is in the development stage and has suffered significant losses from operations. To date, PalWeb has received substantial advances from investors but will require additional substantial funding in order to implement its business plan and have an opportunity to achieve profitable operations. Management plans to meet this funding need through a short term bank loan of approximately $400,000 and the pursuit of a private placement of equity securities. Neither the receipt of additional funding in adequate amounts nor the successful implementation of its business plan can be assured. The combination of these factors raise substantial doubt about PalWeb's ability to continue as a going concern. It is management's opinion that the funding required to reach necessary production levels will be obtained and, based upon expressions of interest from potential customers, PalWeb will obtain adequate sales to reach a profitable status, and will continue as a going concern.

3.      PROPERTY, PLANT AND EQUIPMENT

        A summary of the property, plant and equipment is as follows:

                                                       February 29,                May 31,
                                                       ------------  ----------------------------------
                                                            2000         1999       1998         1997
                                                        ----------   ----------  ----------  ----------
                                                        (Unaudited)
        Land                                            $   85,000   $   85,000  $  691,057  $  412,057
        Plant building                                   1,166,127    1,166,127   1,166,127           -
        Plant improvements                                 141,791      141,791     141,791     131,296
        Production machinery and equipment                 175,410      254,367     254,368     600,115
        Office equipment                                    94,282       94,282      73,941      66,098
        Furniture and fixtures                              33,654       33,654      33,654      33,654
        Work in Progress                                   605,413      417,761     299,370     260,000
                                                        ----------   ----------  ----------  ----------
                                                         2,301,677    2,192,982   2,660,308   1,503,220
        Less: accumulated depreciation                    (466,205)    (373,766)   (222,408)    (94,571)
                                                        ----------   ----------  ----------  ----------

                                                        $1,835,472   $1,819,216  $2,437,900  $1,408,649
                                                        ==========   ==========  ==========  ==========

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        The work-in-progress consists of the construction of a prototype injection molding machine and molds for the manufacture of plastic pallets.

        Depreciation expense from continuing operations for the years ended May 31, 1999, 1998 and 1997 is $151,358, $155,970 and $94,571, respectively and $128,943 and $103,720 for the unaudited periods ended February 29/28, 2000 and 1999.

4.      NOTES PAYABLE

        A summary of the notes payable as of May 31 are as follows:

                                                                                   May 31,
                                                       February 29,  ----------------------------------
                                                           2000         1999       1998         1997
                                                       ------------  ----------  ----------  ----------
                                                        (Unaudited)
        Note payable to bank, interest at 2% over
         prime, due May 2000                            $   50,000    $  50,000  $        -   $       -

        Note payable to individual under a
         $500,000 line of credit, interest at
         8.5%, due December 1, 2001                        340,000            -           -           -

        Note payable to several organizations and
         individuals, interest at 8.5%, principal
         and accrued interest due at maturity of
         December 1997, collateralized by land.                  -            -     339,077     339,077

        Note payable to finance company, interest at
         10%, principal and accrued interest due at
         maturity of January 1998, collateralized
         by certain production machinery and equipment           -            -     133,750     133,750

        Note payable to individual, interest imputed
         at 10%, principal and interest, due in
         November 1998, collateralized by mortgages
         on certain portions of the plant building
         and land and a guarantee by a stockholder               -            -     490,980           -
                                                        ----------    ---------   ---------   ---------

                                                           390,000       50,000     963,807     472,827

                  Current portion                           50,000       50,000     963,807     472,827
                                                        ----------    ---------   ---------   ---------

                  Long-term debt                        $  340,000    $       -   $       -   $       -
                                                        ==========    =========   =========   =========

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        The note payable in the amount of $339,077 at May 31, 1998 and secured by land was in default. During 1999 the creditor foreclosed on the land in satisfaction of the debt. A loss of $76,155 resulted from the foreclosure which is classified as an extraordinary item.

        During 1999, PalWeb negotiated a settlement on the note payable to individual in the amount of $490,980 at May 31, 1998, plus accrued interest, by issuance of 2,000,000 shares of its common stock, cash payment of $110,000 and transfer of title to certain undeveloped land valued at approximately $193,000. The result is classified as an extraordinary gain of $22,350.

5.      RELATED PARTY TRANSACTIONS

        PalWeb's subsidiary PPP has received substantial funding from certain investors. The investors advanced operating funds totaling $2,222,922, $1,812,623 and $1,540,500 as of May 31, 1999, 1998, and 1997. These
        advances are non-interest bearing.

        As of May 31, 1998, PalWeb had a mortgage payable to the investor of $1,350,000 which bears interest at 12.35% and is due on demand. This note is collateralized by a first mortgage on a portion of the plant and land in Dallas, Texas.

6.      EXTRAORDINARY GAIN

        During 1999, PalWeb negotiated settlement and incurred foreclosure on certain notes payable, see note 4. Additionally, PalWeb issued 1,000,000 shares of common stock in settlement of an account payable totaling $183,993. The net gain from these transactions totaled $68,616.

7.      IMPAIRMENT OF INVESTMENT

        In March 1998, PalWeb issued 15,000,000 of common stock for a 20% investment in Vimonta AG valued at $3,150,000 based on the market value of the Company's common stock. The transaction was principally to assist PalWeb in marketing its products in Europe. Management has been unable to obtain reliable financial information regarding Vimonta AG and does not believe Vimonta has material assets or net worth. Accordingly, PalWeb has recorded a charge to income in the amount of $3,145,000.

        During the year ended May 31, 1998, PalWeb recorded an impairment loss in the amount of $126,249 on certain plant equipment designated for resale to reduce the carrying value to the asset's net realizable value. Additionally, certain molds for plastic products were deemed obsolete and

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        an impairment charge in the amount of $184,982 was recorded in the year ended May 31,1998.

8.      FEDERAL INCOME TAXES

        Deferred taxes as of May 31, are as follows:

                                                       February 29,                May 31,
                                                       ------------  ----------------------------------
                                                           2000         1999        1998        1997
                                                       ------------  ----------  ----------  ----------
                                                        (Unaudited)
                  Net operating loss                     $3,915,986  $3,093,355  $  944,407  $  471,963
                  Loss on impairment
                    of investment                         1,151,070   1,151,070   1,151,070           -
                  Accrued liabilities                             -           -      83,852           -
                  Gain on sale of plant
                    for tax purposes                        160,681     160,681           -           -
                  Loss on equipment                               -           -      46,207           -
                                                         ----------  ----------  ----------  ----------
                                                          5,227,737   4,405,106   2,225,536     471,963
                  Less: Valuation
                             allowance                   (5,227,737) (4,405,106) (2,225,536)   (471,963)
                                                         ----------  ----------  ----------  ----------
                           Total                         $        -  $        -  $        -  $        -
                                                         ==========  ==========  ==========  ==========

        Management has provided a valuation allowance for the full amount of the deferred tax asset as PalWeb has yet to progress beyond the development stage of its operations. While management projects that the products being developed will be profitable and the deferred asset will ultimately be realized, PalWeb has not yet reached such stage in its development to place reasonable reliability on product acceptance and marketability.

        The net change in deferred taxes is as follows:

                                                                  Nine Months
                                                             Ended February 29/28,
                                                             ---------------------
                                                                2000        1999
                                                             ---------   ---------
                                                            (unaudited) (unaudited)
                  Net operating loss                        $  822,631  $1,883,454
                  Loss on impairment of
                   investment                                        -     (83,852)
                  Accrued liabilities                                -


                                                 F-19

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                  Nine Months
                                                             Ended February 29/28,
                                                             ---------------------
                                                                2000         1999
                                                             ---------    ---------
                                                            (unaudited)  (unaudited)
                  Gain on sale of plant
                    for tax purposes                                 -            -
                  Loss on sale of equipment                          -      (46,207)
                  Change in Valuation
                    allowance                                 (822,631)  (1,753,395)
                                                             ---------   ----------
                           Tax Benefit                       $       -   $        -
                                                             =========   ==========


                                                                       Year Ended May 31,
                                                             -----------------------------------
                                                                1999        1998         1997
                                                             ---------   ----------   ----------
                  Net operating loss                        $2,148,948  $   472,444   $  471,963
                  Loss on impairment of
                   investment                                        -    1,151,070            -
                  Accrued liabilities                          (83,852)      83,852
                  Gain on sale of plant
                    for tax purposes                           160,681            -            -
                  Loss on sale of equipment                    (46,207)      46,207            -
                  Change in Valuation
                    allowance                               (2,179,570)  (1,753,573)    (471,963)
                                                            ----------   ----------   ----------
                           Tax Benefit                      $        -  $         -   $        -
                                                            ==========   ==========   ==========

         PalWeb's effective tax rate differs from the federal statutory rate as follows:

                                              Nine Months
                                         Ended February 29/28,
                                         ---------------------
                                           2000        1999
                                         --------    ---------
                                        (unaudited) (unaudited)
         Tax benefit using statutory
          tax rate                      $  763,377  $1,747,747
         Effect of state tax rates          59,254     135,707
         Net change in valuation
          allowance                       (822,631) (1,883,454)
                                        ----------  -----------
         Tax benefit, per financial
          statements                    $        -  $        -
                                        ==========  ==========

                                                 Year Ended May 31,
                                        ---------------------------------
                                           1999        1998        1997
                                        ----------  ----------  ----------
        Tax benefit using statutory
          tax rate                      $2,029,599  $1,759,496  $  452,036
         Effect of state tax rates         155,015     146,105      34,567
         Net change in valuation
           allowance                    (2,179,570) (1,753,573)   (471,963)


                                     F-20

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                Year Ended May 31,
                                       ---------------------------------
                                          1999        1998        1997
                                       ----------  ----------  ----------
        Other deductions                   (5,044)   (152,028)    (14,640)
                                       ----------  ----------  ----------
        Tax benefit, per financial     $        -  $        -  $        -
         statements                    ==========  ==========  ==========


        PalWeb has a net operating loss (NOL) for Federal income tax purposes as of May 31, 1999, 1998, and 1997 of $8,451,791 as follows:

                    Amount                         Expiration
                  ----------                       ----------
                  $1,289,518                          2012
                  $1,290,830                          2018
                  $5,871,443                          2019

9.      LEASE FINANCING OBLIGATION

        In April 1999, a related party acquired PalWeb's plant in Dallas, Texas based on an appraisal and the buyer assumed the mortgage payable - related party in the amount of $1,350,000. PalWeb executed a one year lease at $12,235 per month to occupy the facility. Management expects to rent the property on a month to month basis at the same rate after the expiration of the initial term.

        PalWeb also has a three year option to purchase the property for $2,700,000. Due to the existence of PalWeb's option to repurchase the property, the transaction has been accounted for as a financing arrangement whereby the plant with a net book value of $1,049,515 at May 31, 1999, continues to be maintained as an asset and depreciated and the related debt in the amount of $1,766,958 at May 31, 1999 (including the mortgage payable of $1,350,000), is classified as lease financing obligation in the balance sheet during the term of the option.

10.     STOCKHOLDERS' EQUITY

        PalWeb issued 3,000,000 shares of common stock to retire certain liabilities during the year ended May 31, 1999, as discussed in Notes 4 and 6.

        During the years ended May 31, 1999 and 1998, PalWeb also issued shares of common stock and preferred stock for services. The services were valued at the market value of the common stock as the preferred is convertible into common on a one-to-one basis.

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        Preferred stock is convertible into common stock at a ratio of one to one. Preferred stock converted into common stock during the period ended May 31, 1998 totaled 150,000.



        At the time of the reverse acquisition by PPP, there were outstanding certain options to purchase common stock of PalWeb. At May 31, 1999 and 1998, the outstanding options are as follows (PPP had no options outstanding as of May 31, 1997):

                                                            Price
                               Number of shares            Per Share           Expiration Date
                               ---------------------       ---------           ---------------
                                      120,000                   $.10           July 31, 2003
                                      160,000                    .10           July 31, 2004
                                      200,000                    .10           July 31, 2005
                                      240,000                    .10           July 31, 2006
                                      600,000                    .50           None
                                    1,000,000                    .10           August 31, 2002


11.     FINANCIAL INSTRUMENTS

        PalWeb's financial instruments consist principally of accounts payable, accrued liabilities and notes and mortgages payable. Management estimates the market value of the notes and mortgage payable based on expected cash flows and believes these market values approximate carrying values at May 31, 1999, 1998 and 1997.

12.     DISCONTINUED OPERATIONS

        Information relating to discontinued operations is as follows:

                                                                   1999        1998
                                                                ----------  ----------

                  Net sales                                     $  381,330  $  542,012
                  Cost of sales                                    219,894     268,133
                                                                ----------  ----------
                  Gross profit                                     161,436     273,879
                  Operating costs                                  169,854     511,737
                  Costs of disposal                                      -     130,688
                  Nonoperating income                                1,118         741
                                                                ----------  ----------

                  Loss, as previously reported                      (7,300)   (367,805)
                  Prior period adjustment                                     (481,956)
                                                                ----------  ----------

                  Net loss                                      $   (7,300) $ (849,761)
                                                                ==========  ==========


                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.     SUPPLEMENTAL INFORMATION OF CASH FLOWS

        Non-cash investing and financing activities are as follows:

                                                                             Year Ended May 31,
                                                                   -----------------------------------
                                                                      1999        1998         1997
                                                                   ----------  -----------  ----------
           Property and equipment released
            in foreclosure or negotiated
            settlement of debt                                     $  608,232  $         -  $        -

           Common stock issuances in exchange for:
            Reverse acquisition of PalWeb Corporation                       -      613,500           -
            Consulting services                                     5,013,000      222,000           -
             Retirement of debt through
              issuance of common stock                                330,000            -           -

           Investment in securities                                         -    3,150,000           -

           Conversion of preferred stock                                    -       15,000           -

           Reduction of debt and accrued interest
            through foreclosure, negotiated settle-
            ment or issuance of common stock                        1,006,848            -           -

           Distribution of energy services
            segment to minority stockholders                          430,373            -           -

           Interest paid                                                    -            -           -


14.     PRIOR PERIOD ADJUSTMENT

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        The financial statements have been restated to reflect the effects of a prior period adjustment to correct the effects of an error in accounting for discontinued operations. In July, 1999 and August, 1999, the company issued preferred and common stock as compensation for consulting services. Further information indicated that the services related to settlement of liabilities accrued, $191,978, as well as liabilities occurring during the year ended May 31, 1998 and not accrued, $481,956. The adjustment does not affect income before extraordinary items and discontinued operations. The effect on the deficit account is as follows:

                                                          May 31,
                                        ----------------------------------------
                                            1999          1998          1997
                                        ------------  ------------  ------------
           Deficit, as previously
            reported                    $(26,717,493) $(20,509,689) $(12,752,114)

           Prior period adjustment          (673,934)     (481,956)            -
                                        ------------  ------------  ------------

           Deficit, as adjusted         $(27,391,427) $(20,991,645) $(12,752,114)
                                        ============  ============  ============


15.     SUBSEQUENT EVENTS

        The following events occurred subsequent to May 31, 1999 not otherwise disclosed herein:

        In September 1999, PalWeb obtained a $20,000,000 default judgement against a stockholder/investor. Additionally, the judgement canceled 41,443,308 shares of common stock held by the investor. The investor has four years from the date of judgement to file an action seeking to set aside the judgement.

        In March 2000, PalWeb obtained a default judgement against certain related parties, Chartex AG and New Inter HKB AG, causing the cancellation of 13,413,384 shares of common stock and a $1,619,422 loan classified in the financial statements as "Loans from related party."

        PalWeb issued shares of preferred and common stock as follows:


                         Date          Type       No. Shares      Purpose
                     ------------    ---------    ----------  ---------------
                     July, 1999      Preferred     3,963,890  Satisfaction of
                                                                Liabilities
                     July, 1999      Preferred       125,000  Services
                     August, 1999    Common          460,000  Satisfaction of
                                                                Liabilities


                                     F-24


                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         Date          Type       No. Shares      Purpose
                     --------------  ---------    ----------  ---------------
                     December, 1999  Common       11,000,000  Services
                     January, 2000   Common       11,874,790  Satisfaction of
                                                               Liabilities
                     January, 2000   Common        3,500,210  Equipment and Services


        In July 1999, the outstanding stock options to purchase PalWeb's common stock were canceled.

        PalWeb is named in a lawsuit against Cooper Manufacturing Corporation, an investment distributed in the spin off as discussed in Note 1, Organization. The claim is based on product liability and PalWeb is named based on a contractual indemnity claim. Management is unable to estimate the amount of any possible loss. Further, management does not believe that Cooper Manufacturing is entitled to be indemnified from any loss. In addition, The Union Group, Inc., being the spin off company for energy services, is contractually obligated to indemnify PalWeb for any loss of an energy related matter. Management believes that the resolution of this lawsuit will not have a material effect on PalWeb's financial condition, results of operation or cash flows.

        Effective December 1, 1999, PalWeb entered into a line of credit with Ralph Curton, Jr., an individual that is not a related party, in the amount of $500,000 with an interest rate of 8.5%, payable December 1, 2001.

        Effective April 3, 2000, PalWeb acquired Pace Holding, Inc. and its wholly-owned subsidiary PaceCo Financial Services, Inc. through a stock a stock exchange with the chairman of PalWeb board of directors whereby PalWeb issued 50,000,000 shares of its common stock in exchange for the outstanding common stock of Pace Holding, Inc.





                                     F-25